Securities Act Registration No.
                                       Investment Act Registration No. 811-05192


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                      Pre-Effective Amendment No. ____                     [ ]

                       Post-Effective Amendment No.                        [ ]

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              Amendment No. 159                            [X]

                                AMERITAS VARIABLE
                              SEPARATE ACCOUNT VA-2
                                   Registrant

                          AMERITAS LIFE INSURANCE CORP.
                                    Depositor
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122

                            ------------------------

                                 ROBERT G. LANGE
       Vice President, General Counsel & Assistant Secretary, Individual
                          Ameritas Life Insurance Corp.
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122


Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

         It is proposed that this filing will become effective:

                [ ] immediately upon filing pursuant to paragraph b of Rule 485
                [ ] on       pursuant to paragraph b of Rule 485
                [ ] 60 days after filing pursuant to paragraph a of Rule 485
                [ ] pursuant to paragraph a of Rule 485

                If appropriate, check the following box:
                [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Overture Medley(R)

--------------------------------------------------------------------------------
PROSPECTUS:       , 2012

                                            [Ameritas Life Insurance Corp. Logo]
Overture Medley(R)

Flexible Premium
Deferred Variable Annuity Policy         Ameritas Variable Separate Account VA-2
--------------------------------------------------------------------------------

        This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. It provides a menu of optional riders for you to select from to meet your particular needs; ask your sales representative or us which of these are available in your state. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

        You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in these non-publicly traded portfolios*:

-----------------------------------------------------------------------------------------------------------------------
ALGER Class I-2                                 DWS VS II Class A                  MFS(R) VIT Initial Class
     Balanced                                       Dreman Small Mid Value VIP         New Discovery
AMERICAN CENTURY VP Class I                         Global Thematic VIP                Research International
     Income & Growth                            FIDELITY (R) VIP Service Class 2       Strategic Income
     Mid Cap Value                                  Asset Manager (SM)                 Total Return
CALVERT VARIABLE PRODUCTS **                        Asset Manager: Growth (R)          Utilities
     VP Barclays Capital Aggregate Bond Index       Contrafund (R)                 NEUBERGER BERMAN AMT Class I
     VP EAFE International Index, Class I           Equity-Income                      Mid Cap Intrinsic Value
     VP Inflation Protected Plus                    Growth                         PIMCO VIT Administrative Class
     VP Nasdaq 100 Index                            High Income                        Total Return
     VP Natural Resources                           Investment Grade Bond          T. ROWE PRICE
     VP Russell 2000 Small Cap Index, Class I       Mid Cap                            Blue Chip Growth-II
     VP S&P 500 Index                               Overseas                       THIRD AVENUE
     VP S&P MidCap 400 Index, Class I           Ibbotson ETF Class II                  Value
     VP SRI Large Cap Value                         Ibbotson Balanced ETF Asset    UIF Class I
CALVERT VARIABLE SERIES **                          Allocation                         Emerging Markets Equity
     VP Income                                      Ibbotson Growth ETF Asset          Global Tactical Asset Allocation
     VP Money Market                                Allocation                         U.S. Real Estate
     VP Small Cap Growth                            Ibbotson Income and Growth ETF
     VP SRI Balanced                                Asset Allocation
     VP SRI Equity                              INVESCO V.I. Series I
     VP SRI Strategic                               Global Core Equity
 DREYFUS Service Shares                             Global Real Estate
     MidCap Stock                                   International Growth
                                                    Mid Cap Growth
-----------------------------------------------------------------------------------------------------------------------
* Short cites are used in this list. "Investment Options" uses complete Fund and Portfolio names.
** Affiliates. See note in "Investment Options" section.

or you may allocate part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

       A Statement of Additional Information, dated      , 2012, and other
information about us and the Policy is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's website (www.sec.gov, select "Search for
Company Filings," select "file number," then type "          "), or write or
call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.

Please Read this Prospectus Carefully and Keep It for Future Reference. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment options are available without charge from your sales representative or from our Service Center.

     The SEC does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
              NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

           Ameritas Life Insurance Corp. (we, us, our, Ameritas Life)
            Service Center, P.O. Box 82550, Lincoln, Nebraska 68501.
                          1-800-745-1112. ameritas.com
--------------------------------------------------------------------------------

Contacting Us. To answer your questions or to send additional premiums, contact your sales representative or write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       Or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                         Interfund Transfer Request Fax:
                                 1-402-467-7923
                                  ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Remember, the Correct Form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many forms can be found on the on-line services section of our website. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service, we accept some Written Notices by facsimiles. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:
"Ameritas Life Insurance Corp."

TABLE OF CONTENTS                                          Begin on Page
--------------------------------------------------------------------------------
DEFINED TERMS.........................................................3
POLICY OVERVIEW.......................................................4
         Policy Operation                                             4
         Tax-Qualified Plans                                          4
CHARGES...............................................................5
         Examples of Expenses                                        10
FINANCIAL INFORMATION................................................11
         Accumulation Unit Values                                    11
         Financial Statements                                        11
CHARGES EXPLAINED....................................................11
         Withdrawal Charge                                           12
         Mortality and Expense Risk Charge                           12
         Administrative Charges                                      12
         Transfer Fee                                                13
         Tax Charges                                                 13
         Fees Charged by the Portfolios                              13
         Value+ Option Charge                                        13
         Guaranteed Lifetime Withdrawal Benefit 2 ("GLWB2") Charge   13
         Other Optional Rider Charges                                13
         Waiver of Certain Charges                                   13
INVESTMENT OPTIONS...................................................14
         Separate Account Variable Investment Options                14
         Fixed Account Investment Option                             17
         Transfers                                                   17
         Third Party Services                                        19
         Disruptive Trading Procedures                               19
         Systematic Transfer Programs                                20
         Asset Allocation Program                                    21
IMPORTANT POLICY PROVISIONS..........................................22
         Policy Application and Issuance                             22
         Your Policy Value                                           24
         Telephone Transactions                                      24
         Death of Annuitant                                          25
         Delay of Payments                                           25
         Beneficiary                                                 25
         Minor Owner or Beneficiary                                  25
         Policy Changes                                              25
         Policy Termination                                          26
         Optional Riders                                             26
POLICY DISTRIBUTIONS.................................................26
         Withdrawals                                                 26
         Death Benefits                                              28
         Annuity Income Benefits                                     32
         GLWB2 Rider                                                 34
FEDERAL INCOME TAX MATTERS...........................................39
MISCELLANEOUS........................................................41
         About Our Company                                           41
         Distribution of the Policies                                41
         Voting Rights                                               41
         Legal Proceedings                                           41
APPENDIX A: Accumulation Unit Values................................A-1
APPENDIX B: Tax-Qualified Plan Disclosures..........................B-1
         Statement of Additional Information Table of Contents.Last Page

Overture Medley (R)                   -2-

DEFINED TERMS
--------------------------------------------------------------------------------

Accumulation Units are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

Annuity Date is the date annuity income payments are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

Business Day is each day that the New York Stock Exchange is open for trading.

Cash Surrender Value is the Policy value less applicable withdrawal charge, Policy fee, outstanding loans, and any premium tax charge not previously deducted.

Owner, you, your is you - the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

Policy Date is the date two Business Days after we receive your application and initial premium. It is the date used to determine the Policy
Year/Month/Anniversary dates. The Policy Date is also used to figure the start of the contestability period.

Policy Year/Month/Anniversary is measured from respective anniversary dates of the Policy Date of this Policy.

Subaccount is a division within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

We, us, our, Ameritas Life - Ameritas Life Insurance Corp.

Written Notice or Request - Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at Ameritas Life, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-402-467-7335. Call us if you have questions about what form or information is required.

--------------------------------------------------------------------------------
      This prospectus may only be used to offer the Policy where the Policy may lawfully be sold. The Policy, and certain riders described in this prospectus, may not be available in all states.

Overture Medley (R)                   -3-

POLICY OVERVIEW
--------------------------------------------------------------------------------
         The following is intended as a summary. Please read each section of this prospectus for additional detail.

         The Overture Medley (R) Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. The Policy includes a menu of riders for you to select from to meet your particular needs; not all will be available in all states. Associated charges are discussed in this prospectus' CHARGES and CHARGES EXPLAINED sections. You can allocate your premiums among a wide spectrum of investment options. In the Separate Account variable investment options you may gain or lose money on your investment. In the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

         The Policy is a deferred annuity: it has an accumulation (or deferral) period and an annuity income period.

         Accumulation Period. During the accumulation period, any earnings that you leave in the Policy are not taxed. During this period you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers into and out of the Fixed Account). Withdrawals may be subject to a withdrawal charge, income tax and a penalty tax.

A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

         Annuity Income Period. The accumulation period ends and the annuity income period begins on a date you select or the later of the fifth Policy Anniversary or Anniversary nearest the annuitant's 85th birthday. During the annuity income period, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the annuitant's entire life or for some other period. Some or all of each payment will be taxable.

         POLICY OPERATION

Premiums.
o   Minimum initial premium: $25,000.
o Minimum additional premium: $1,000, or $50 per month if through a regularly billed program.
o Additional premiums will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the annuitant's 85th birthday or (ii) the Annuity Date.

Investment Options.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer among investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

Deductions from Assets.
(See CHARGES on next pages.)

Withdrawals.
o Withdrawal charges apply to withdrawals under the base Policy. After a premium is received, withdrawal charges apply for 9 years or, for an additional charge, 7 years or 5 years.
o    Each withdrawal must be at least $250.
o "Free withdrawal" riders are available for an additional monthly charge. Only one of these riders may be selected, and your selection must be made at the time of application.
o An optional Guaranteed Lifetime Withdrawal Benefit 2 rider("GLWB2") is also available.

Annuity Income.
o    Several fixed annuity income options are available.

Death Benefit.
o A standard death benefit is paid upon the death of the Owner unless a guaranteed minimum death benefit is payable by means of a Guaranteed Minimum Death Benefit Rider.
o The standard death benefit that applies with the No Withdrawal Charge Rider is described in the POLICY DISTRIBUTIONS, Death Benefits section.

Other Riders.
o Other available riders are listed in the prospectus' IMPORTANT POLICY PROVISIONS section. Most can only be elected at Policy issue and only if you are then not older than age 70. Certain riders may not be available in combination with other riders.

         TAX-QUALIFIED PLANS

     The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, etc. This prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' Appendix B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

Overture Medley (R)                   -4-

CHARGES
--------------------------------------------------------------------------------
               (x= Base Policy;  y = Optional Fee)
               -----------------------------------
         The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer Policy value between investment options. We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

--------------------------------------------------------------------------------------------------------------------
TRANSACTION FEES
--------------------------------------------------------------------------------------------------------------------

                                                                     Guaranteed Maximum Withdrawal Charges

--------------------------------------------------------------------------------------------------------------------
PREMIUM WITHDRAWAL CHARGES (1)                                         Years since receipt of premium:
(deducted as a % of each premium withdrawn)
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
                                                          1     2     3     4     5     6    7     8     9     10+
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 x   9-Year Base Policy Withdrawal Charge                 8%    8%    8%    7%    7%   6%    5%    4%    2%    0%
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   7-Year Withdrawal Charge Rider                       7%    6%    5%    4%    3%   2%    1%    0%     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 y   5-Year Withdrawal Charge Rider                       7%    7%    6%    4%    2%   0%     -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------
 Y   No Withdrawal Charge Rider                           0%     -     -     -     -     -    -     -     -     -
-------------------------------------------------------- ----- ----- ----- ----- ----- ---- ----- ----- ----- ------

                                                                                  -------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
TRANSFER FEE (per transfer)
x    First 15 transfers per Policy Year                                                   NONE                NONE
x    Over 15 transfers in one Policy Year, we may charge                                  $10                 $10
--------------------------------------------------------------------------------  -------------------- --------------------
STATE PREMIUM TAXES (rates vary by state)(2)                                                               0% to 3.5%
--------------------------------------------------------------------------------  -------------------- --------------------

         The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, to equal the annualized charges shown, not including Subaccount portfolio operating fees and expenses.
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL FEES and EXPENSES
         Unless otherwise stated, charges continue for the life of the Policy.
-------------------------------------------------------------------------------- --------------------- --------------------
                                                                                        Guaranteed
                                                                                          Maximum           Current Fees
                                                                                           Fees
--------------------------------------------------------------------------------  -------------------- --------------------
ANNUAL POLICY FEES
    Waived if Policy value is at least $50,000 on a Policy Anniversary. (3)
--------------------------------------------------------------------------------  -------------------- --------------------
x    ANNUAL POLICY FEE                                                                    $40                  $40
y    Optional MINIMUM INITIAL PREMIUM RIDER ANNUAL POLICY FEE                             $40                  $40
------------------------------------------------------------------------------------------------------ --------------------
ANNUAL WITHDRAWAL FEES
         Deducted monthly to equal the annual % of Policy value shown.
--------------------------------------------------------------------------------  -------------------- --------------------
x    Base Policy Withdrawal Charge:                                                       NONE                NONE
y    ANNUAL FEES FOR OPTIONAL WITHDRAWAL CHARGE RIDERS:
y    7-Year Withdrawal Charge Rider                                                       0.40%               0.35%
y    5-Year Withdrawal Charge Rider                                                       0.60%               0.50%
Y    No Withdrawal Charge Rider (4)                                                       1.25%               0.75%
------------------------------------------------------------------------------------------------------ --------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
         Deducted daily from assets allocated to the Separate Account to equal the annual % shown.
--------------------------------------------------------------------------------  -------------------- --------------------
x  MORTALITY & EXPENSE RISK CHARGE                                                        0.75%               0.65%
x  ADMINISTRATIVE EXPENSE FEE                                                             0.25%               0.20%
------------------------------------------------------------------------------------------------------ --------------------

(1) Current Withdrawal Charges are the same as Guaranteed Maximum Withdrawal Charges. Premium Withdrawal Charges are lower in states that prohibit our charging the maximum rates shown in the chart.
(2) Tax rates and timing of payment vary by state and may change. Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future. See the CHARGES EXPLAINED section.
(3) Annual Policy Fee waived only in those Policy Years that Policy value is at least $50,000 on a Policy Anniversary. Minimum Initial Premium Rider Annual Policy Fee waived in all years after condition is met.
(4) Other riders that may be used with the No Withdrawal Charge Rider are:
Guaranteed Lifetime Withdrawal Benefit 2 and the Guaranteed Minimum Death Benefit - 1-Year "Periodic Step-Up."

Overture Medley (R)                   -5-

--------------------------------------------------------------------------------- ---------------- -----------------
OPTIONAL RIDER/ENDORSEMENT FEES
         Deducted monthly from Policy value to equal the annual % shown.(5)
--------------------------------------------------------------------------------- ---------------- -----------------
                                                                                     Guaranteed
                                                                                      Maximum           Current
                                                                                        Fees             Fees
--------------------------------------------------------------------------------- ---------------- -----------------
y    MINIMUM INITIAL PREMIUM RIDER
     Waived if Policy value is at least $50,000 on a Policy Anniversary.               0.55%            0.35%
--------------------------------------------------------------------------------- ---------------- -----------------
y    FREE WITHDRAWAL RIDERS (6)
     y   10% "Free" Withdrawal Rider                                                   0.15%            0.10%
--------------------------------------------------------------------------------- ---------------- -----------------
y    GUARANTEED MINIMUM DEATH BENEFIT RIDERS
     y   1- Year "Periodic Step-Up" Guaranteed Minimum Death Benefit                   0.55%            0.35%
     y   "5% Roll-Up" Guaranteed Minimum Death Benefit                                 0.75%            0.45%
     y   "Greater Of" Guaranteed Minimum Death Benefit                                 0.80%            0.50%
--------------------------------------------------------------------------------- ---------------- -----------------
y    ESTATE PROTECTION BENEFIT ("EPB") RIDER
         Issue ages 0-70                                                               0.40%            0.30%
         Issue ages 71-80                                                              0.80%            0.70%
--------------------------------------------------------------------------------- ---------------- -----------------
y    EXPANDED ESTATE PROTECTION BENEFIT ("EEPB") RIDER
         Issue ages 0-70                                                               0.45%            0.35%
         Issue ages 71-80                                                              1.00%            0.90%
--------------------------------------------------------------------------------- ---------------- -----------------
o    GUARANTEED LIFETIME WITHDRAWAL BENEFIT 2 ("GLWB2") RIDER
     (Fee is determined by applying the % to the Rider Charge Base, and is deducted during the accumulation and withdrawal phases.)
            Single Life                                                                2.00%            1.25% (8)
            Joint Spousal - for non-qualified and IRA (7) plans only                   2.50%            1.50% (8)
--------------------------------------------------------------------------------- ---------------- -----------------
Total Cost of Highest Combination of Optional Fees (9)                                 6.00%            4.20%
--------------------------------------------------------------------------------------------------------------------

(5) Charges are a percentage of Policy value, except for the charge for the Guaranteed Lifetime Withdrawal Benefit 2 Rider, which is a percentage of Rider Charge Base
(6) Also see the No Withdrawal Charge Rider in the ANNUAL WITHDRAWAL FEES section, previous page. Only one free withdrawal rider may be selected for each Policy.
(7) Traditional, SEP, Simple or Roth IRAs.
(8) Current rates for GLWB2 Rider are subject to change as described in the CHARGES EXPLAINED section.
(9) The Total Cost of Highest Combination of Optional Fees consists of the Mortality and Expense Risk Charge, Administrative Expense Fee of the Base Policy (with its 9-year surrender charge period), as well as the fees for the Minimum Initial Premium Rider, 10% "Free" Withdrawal Rider, "Greater Of" Guaranteed Minimum Death Benefit Rider, Expanded Estate Protection Benefit Rider for
Issue Ages 71-80 (the fees for this rider are less for Issue Ages 0-70), and GLWB2 Joint Spousal.

Overture Medley (R)                   -6-

PORTFOLIO COMPANY OPERATING EXPENSES (for the year ended December 31, 2011)
         The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before and after any waivers or reductions, that you may pay periodically during the time that you own the contract, followed by a table showing additional information for each portfolio company. More detail concerning each portfolio company's fees and expenses is contained in the prospectus for each portfolio company.

-------------------------------------------------------------------------------- -------------------- --------------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES
     Expenses that are deducted from portfolio company assets, including             Minimum           Maximum
     management fees, distribution and/or service (12b-1) fees, and other expenses
------------------------------------------------------------------------------- -------------------- ---------------
Before any Waivers and Reductions                                                     0.41 (1)           1.74 (2)
------------------------------------------------------------------------------- -------------------- ---------------
After any Waivers and Reductions (explained in the footnotes to the Portfolio         0.40 (1)           1.42 (3)
Expenses Table at the end of this section; only those waivers guaranteed for one year after the effective date of this prospectus are used to determine expenses in this "Minimum - Maximum" chart)
------------------------------------------------------------------------------- -------------------- ---------------
(1) Calvert Variable Series VP Money Market
(2) UIF Global Tactical Asset Allocation
(3) UIF Emerging Markets Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Acquired                     Waivers     Total Expenses
                                                                          Fund Fees        Total          and       after Waivers
o  Subaccount's underlying               Management    12b-1     Other       and         Portfolio     Reductions   and Reductions,
   Portfolio Name *                         Fees       Fees**    Fees     Expenses***      Fees       (Recoupment)      if any
------------------------------------------------------------------------------------------------------------------------------------
ALGER, Class I-2
------------------------------------------------------------------------------------------------------------------------------------
Balanced                                    0.71%         -      0.22%          -          0.93%             -           0.93%
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP, Class I
------------------------------------------------------------------------------------------------------------------------------------
Income & Growth                             0.70%(1)      -      0.00%(2)       -          0.70%             -           0.70%
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value                               1.00%(3)      -      0.01%(4)       -          1.01%             -           1.01%
------------------------------------------------------------------------------------------------------------------------------------
CALVERT VARIABLE PRODUCTS (CVP) (1)
------------------------------------------------------------------------------------------------------------------------------------
VP Barclays Capital Aggregate               0.40%         -      0.10%          -          0.50%             -           0.50%
Bond Index
------------------------------------------------------------------------------------------------------------------------------------
VP EAFE International Index,                0.66%         -      0.34%          -          1.00%          0.01%          0.99%
Class I
------------------------------------------------------------------------------------------------------------------------------------
VP Inflation Protected Plus                 0.60%         -      0.19%          -          0.79%             -           0.79%
------------------------------------------------------------------------------------------------------------------------------------
VP Nasdaq 100 Index                         0.45%         -      0.22%          -          0.67%             -           0.67%
------------------------------------------------------------------------------------------------------------------------------------
VP Natural Resources                        0.65%         -      0.19%       0.59%         1.43%          0.05%          1.38%
------------------------------------------------------------------------------------------------------------------------------------
VP Russell 2000 Small Cap Index,            0.45%         -      0.34%          -          0.79%          0.05%          0.74%
Class I
------------------------------------------------------------------------------------------------------------------------------------
VP S&P 500 Index****                        0.35%         -      0.11%          -          0.46%          0.04%          0.42%
------------------------------------------------------------------------------------------------------------------------------------
VP S&P MidCap 400 Index, Class              0.40%         -      0.16%          -          0.56%             -           0.56%
I****
------------------------------------------------------------------------------------------------------------------------------------
VP SRI Large Cap Value*****                 0.74%         -      0.11%          -          0.85%          0.07%          0.78%
------------------------------------------------------------------------------------------------------------------------------------
CALVERT VARIABLE SERIES (CVS) (1)
------------------------------------------------------------------------------------------------------------------------------------
VP Income                                   0.70%         -      0.32%          -          1.02%          0.17%          0.85%
------------------------------------------------------------------------------------------------------------------------------------
VP Money Market                             0.25%         -      0.16%          -          0.41%          0.01%          0.40%
------------------------------------------------------------------------------------------------------------------------------------
VP Small Cap Growth                         0.90%         -      0.26%          -          1.16%          0.12%          1.04%
------------------------------------------------------------------------------------------------------------------------------------
VP SRI Balanced*****                        0.70%         -      0.21%          -          0.91%             -           0.91%
------------------------------------------------------------------------------------------------------------------------------------
VP SRI Equity*****                          0.70%         -      0.68%          -          1.38%          0.26%          1.12%
------------------------------------------------------------------------------------------------------------------------------------
VP SRI Strategic*****                       0.80%         -      0.15%          -          0.95%             -           0.95%
------------------------------------------------------------------------------------------------------------------------------------
DREYFUS
------------------------------------------------------------------------------------------------------------------------------------
MidCap Stock, Service Shares                0.75%      0.25%     0.11%          -          1.11%             -           1.11%
------------------------------------------------------------------------------------------------------------------------------------
DWS VS II, Class A
------------------------------------------------------------------------------------------------------------------------------------
Dreman Small Mid Cap Value VIP              0.65%         -      0.16%       0.09%         0.90%             -           0.90%
------------------------------------------------------------------------------------------------------------------------------------
Global Thematic VIP                         0.92%         -      0.45%          -          1.37%          0.35%          1.02%(1)
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY (R) VIP, Service Class 2
------------------------------------------------------------------------------------------------------------------------------------
Asset Manager SM                            0.51%(1)   0.25%     0.15%          -          0.91%(2)          -           0.91%
------------------------------------------------------------------------------------------------------------------------------------
Asset Manager: Growth (R)                   0.56%(1)   0.25%     0.20%       0.01%         1.02%(3)          -           1.02%
------------------------------------------------------------------------------------------------------------------------------------
Contrafund (R)                              0.56%      0.25%     0.09%          -          0.90%             -           0.90%
------------------------------------------------------------------------------------------------------------------------------------
Equity-Income                               0.46%      0.25%     0.10%          -          0.81%             -           0.81%
------------------------------------------------------------------------------------------------------------------------------------
Growth                                      0.56%      0.25%     0.11%          -          0.92%             -           0.92%
------------------------------------------------------------------------------------------------------------------------------------
High Income                                 0.57%      0.25%     0.12%          -          0.94%             -           0.94%
------------------------------------------------------------------------------------------------------------------------------------
Investment Grade Bond                       0.32%      0.25%     0.10%          -          0.67%             -           0.67%
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap                                     0.56%      0.25%     0.10%          -          0.91%             -           0.91%
------------------------------------------------------------------------------------------------------------------------------------
Overseas                                    0.71%      0.25%     0.14%          -          1.10%             -           1.10%
------------------------------------------------------------------------------------------------------------------------------------

Overture Medley (R)                   -7-

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Acquired                     Waivers     Total Expenses
                                                                          Fund Fees        Total          and       after Waivers
o  Subaccount's underlying               Management    12b-1     Other       and         Portfolio     Reductions   and Reductions,
   Portfolio Name *                         Fees       Fees**    Fees     Expenses***      Fees       (Recoupment)      if any
------------------------------------------------------------------------------------------------------------------------------------
IBBOTSON ETF, Class II
------------------------------------------------------------------------------------------------------------------------------------
Ibbotson Balanced ETF Asset                 0.45%      0.25%     0.08%       0.17%(1)      0.95%             -           0.95%(2)
Allocation
------------------------------------------------------------------------------------------------------------------------------------
Ibbotson Growth ETF Asset                   0.45%      0.25%     0.09%       0.17%(1)      0.96%          0.01%          0.95%(2)
Allocation
------------------------------------------------------------------------------------------------------------------------------------
Ibbotson Income and Growth ETF              0.45%      0.25%     0.10%       0.17%(1)      0.97%          0.02%          0.95%(2)
Asset Allocation
------------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I., Series I
------------------------------------------------------------------------------------------------------------------------------------
Global Core Equity                          0.67%         -      0.33%       0.01%         1.01%             -           1.01%(1)
------------------------------------------------------------------------------------------------------------------------------------
Global Real Estate                          0.75%         -      0.39%          -          1.14%             -           1.14%(2)
------------------------------------------------------------------------------------------------------------------------------------
International Growth                        0.71%         -      0.32%          -          1.03%             -           1.03%
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap Growth                              0.75%         -      0.33%          -          1.08%(3)          -           1.08%(4)
------------------------------------------------------------------------------------------------------------------------------------
MFS(R) VIT, Initial Class
------------------------------------------------------------------------------------------------------------------------------------
New Discovery                               0.90%         -      0.08%          -          0.98%             -           0.98%
------------------------------------------------------------------------------------------------------------------------------------
Research International                      0.90%         -      0.24%          -          1.14%          0.04%          1.10%(1)
------------------------------------------------------------------------------------------------------------------------------------
Strategic Income                            0.70%         -      0.42%          -          1.12%          0.32%          0.80%(1)
------------------------------------------------------------------------------------------------------------------------------------
Total Return                                0.75%         -      0.06%          -          0.81%          0.03%          0.78%(2)
------------------------------------------------------------------------------------------------------------------------------------
Utilities                                   0.73%         -      0.08%          -          0.81%             -           0.81%
------------------------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN AMT, Class I
------------------------------------------------------------------------------------------------------------------------------------
Mid Cap Intrinsic Value                     0.85%         -      0.22%          -          1.07%             -           1.07%(1)
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT, Administrative Class
------------------------------------------------------------------------------------------------------------------------------------
Total Return                                0.50%         -      0.15%          -          0.65%             -           0.65%
------------------------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Blue Chip Growth-II                         0.85%      0.25%        -           -          1.10%             -           1.10%
------------------------------------------------------------------------------------------------------------------------------------
THIRD AVENUE (1)
------------------------------------------------------------------------------------------------------------------------------------
Value                                       0.90%         -      0.36%          -          1.26%         (0.04)          1.30%
------------------------------------------------------------------------------------------------------------------------------------
UIF, Class I
------------------------------------------------------------------------------------------------------------------------------------
Emerging Markets Equity                     1.22%         -      0.38%          -          1.60%          0.18%          1.42%(1)
------------------------------------------------------------------------------------------------------------------------------------
Global Tactical Asset Allocation            0.75%         -      0.98%       0.01%(2)      1.74%(3)       0.73%          1.01%(4)
------------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate                            0.80%         -      0.29%          -          1.09%             -           1.09%
------------------------------------------------------------------------------------------------------------------------------------

American Century (1) The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has a stepped fee schedule. As a result, the fund's unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease.
American Century (2) Other expenses, which include the fees and expenses of the fund's independent directors and their legal counsel, interest, and, if applicable, acquired fund fees and expenses, were less than 0.005% for the most recent fiscal year.
American Century (3) The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. For more information about the unified management fee, see The Investment Advisor under the Management section in the fund's prospectus.
American Century (4) Other expenses include the fees and expenses of the fund's independent directors and their legal counsel, interest, and, if applicable, acquired fund fees and expenses.
CVP (1) The Investment Advisor, Calvert Investment Management, Inc., has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2013, as shown below. Under the terms of the contractual expense limitation, operating expenses do not include acquired fund fees and expenses, interest expense, brokerage commissions, taxes and extraordinary expenses. Only the Board of Directors of the portfolios may terminate a portfolio's expense cap before the contractual period expires.
          VP Barclays Capital Aggregate Bond Index  0.60%
          VP EAFE International Index, Class I  0.99%
          VP Inflation Protected Plus  0.79%
          VP Nasdaq 100 Index  0.69%
          VP Natural Resources  0.79%
          VP Russell 2000 Small Cap Index, Class I  0.74%
          VP S&P 500 Index  0.42%
          VP S&P MidCap 400 Index, Class I  0.57%
          VP SRI Large Cap Value  0.78%
CVS (1) The Investment Advisor, Calvert Investment Management, Inc., has contractually agreed to limit direct net annual portfolio operating expenses through April 30, 2013, as shown below. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, taxes and extraordinary expenses. Only the Board of Directors of the portfolios may terminate a portfolio's expense cap before the contractual period expires.
          VP Income  0.85%
          VP Money Market  0.40%
          VP Small Cap Growth  1.04%
          VP SRI Equity  1.12%
          VP SRI Strategic  0.99%
DWS (1) Through April 30, 2013, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than 1.02%, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest. The agreement may only be terminated with the consent of the fund's Board.

Overture Medley (R)                   -8-

Fidelity (1) The fund may invest in Commodity Strategy Central Fund, which in turn invests in a wholly owned subsidiary of the fund company that invests in commodity-linked derivative instruments. Fidelity Management & Research Company ("FMR") has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund.
This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. For the fund's most recent fiscal year, the waiver rounded to less than 0.01%.
Fidelity (2) Differs from the ratio of expenses to average net assets in the Financial Highlights section of the fund prospectus because the Total Portfolio Fees shown above include acquired fund fees and expenses.
Fidelity (3) Differs from the ratios of expenses to average net assets in the Financial Highlights section of the fund prospectus because of acquired fund fees and expenses.
Ibbotson (1) The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial statements (or the financial highlights in its prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs.
Ibbotson (2) The Adviser and Subadviser have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Expenses after Waivers and Reductions, if any, (not including acquired fund fees and expenses, taxes, brokerage commissions and extraordinary expenses) do not exceed a maximum of 0.78% of Class II shares average daily net assets through April 29, 2014. This agreement may only be terminated during the period by the Board of Trustees of the Trust.
Invesco (1) The Adviser has contractually agreed through at least June 30, 2012, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Expenses after Waivers and Reductions, if any, (excluding certain items discussed below) to 0.94% of average daily net assets. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Expenses after Waivers and Reductions, if any, to exceed the numbers reflected above: (1) interest; (2) taxes; (3) dividend expense on short sales; (4) extraordinary or non-routine items; including litigation expenses; (5) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The expense limit will terminate on June 30, 2012.
Invesco (2) The Adviser has contractually agreed through at least April 30, 2013, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Expenses after Waivers and Reductions, if any, (subject to the same exclusions discussed above in Invesco (1)) to 1.30% of average daily net assets. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on April 30, 2013.
Invesco (3) Total Portfolio Fees have been restated and reflect the reorganization of one or more affiliated investment companies into the Fund. Invesco (4) The Adviser has contractually agreed, through at least June 30, 2014, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Expenses after Waivers and Reductions, if any, (subject to the same exclusions discussed above in Invesco (1)) to 1.09% of average daily net assets. Unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on June 30, 2014.
MFS (1) MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that "Total Portfolio Fees" do not exceed 1.10% for Research International and 0.80% for Strategic Income of the fund's average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2013.
MFS (2) MFS has agreed in writing to reduce its management fee to 0.70% of the fund's average daily net assets annually in excess of $1 billion and 0.65% of the fund's average daily net assets annually in excess of $2.5 billion to $3 billion. This written agreement will remain in effect until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2013.
Neuberger Berman (1) Neuberger Berman Management LLC ("NBM") has undertaken through December 31, 2014 to waive fees and/or reimburse certain operating expenses, including the compensation of NBM and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of average daily net asset value of the Portfolio. The expense limitation arrangements for the Portfolio are contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its limitation.
Third Avenue (1) The Fund's advisor has contractually agreed, for a period of one year from April 30, 2012, to waive receipt of advisory fees and/or reimburse Fund expenses in order to limit total annual expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) to 1.30% of average daily net assets, subject to later reimbursement in certain circumstances. The advisor recovered previously waived fees of 0.04% for the Fund for the year ended December 31, 2011.
UIF (1) The Portfolios' "Adviser," Morgan Stanley Investment Management Inc., has agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses (such as foreign country tax expense and interest expense on amounts borrowed), will not exceed 1.42%. The fee waivers and/or expense reimbursements are expected to continue for a period of one year or until such time as the Fund's Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate.
UIF (2) The Portfolio may invest a portion of its assets in other investment companies (the "Acquired Funds"). The Portfolio's shareholders indirectly bear a pro rata portion of the expenses of the Acquired Funds in which the Portfolio invests. "Acquired Fund Fees and Expenses" in this table is an estimate of those expenses. The estimate is based upon the average allocation of the Portfolio's investments in the Acquired Funds and upon the actual total operating expenses of the Acquired Funds (including any current waivers and expense limitations) for the fiscal year ended December 31, 2011. Actual Acquired Funds Fees and Expenses incurred by the Portfolio may vary with changes in the allocation of Portfolio assets among the Acquired Funds and with other events that directly affect the fees and expenses of the Acquired Funds. Since "Acquired Fund Fees and Expenses" are not directly borne by the Portfolio, they are not reflected in the Portfolio's financial statements, with the result that the information presented in the table will differ from that presented in the Financial Highlights.
UIF (3) The expense information in the table has been restated to reflect current fees.
UIF (4) The Portfolio's "Adviser," Morgan Stanley Investment Management Inc., has agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses (such as foreign country tax expense and interest expense on amounts borrowed), will not exceed 1.00%. The fee waivers and/or expense reimbursements will continue for at least one year or until such time as the Fund's Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems such action is appropriate. The expenses of the Acquired Funds are not taken into account when calculating the fee waivers and/or expense reimbursements.
* Short cites are used in this list. The "Investment Options" section uses complete Portfolio names.
** Portfolios pay 12b-1 fees to us pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows investment companies to pay fees out of portfolio assets to those who sell and distribute portfolio shares. Some portfolios may also pay 0.05 to 0.25 percent of annual portfolio assets for our providing shareholder support and marketing services.
*** Some portfolios invest in other investment companies (the "acquired portfolios"). In these instances, portfolio shareholders indirectly bear the fees and expenses of the acquired portfolios.
**** "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500,"
     and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.
*****Sustainable and Responsible Investment ("SRI")

Overture Medley (R)                   -9-

         Examples of Expenses
         The Examples below are intended to help you compare the cost of investing in the Policy with the cost of investing in other variable annuity policies. These costs include Policy Owner transaction expenses, contract fees, Separate Account annual expenses, and Subaccount underlying portfolio fees and expenses.

         The Examples assume that you invest $10,000 in the Policy for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the underlying portfolio and Policy fees and expenses indicated. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the chart. Please note that although the examples assume $10,000 premium to aid comparisons, our minimum premium for this Policy is $25,000.
9-year Withdrawal Charge

                                Surrender Policy at the end Annuitize Policy at the end Policy is neither surrendered
                                  of the time period. ($)      of the time period. ($)       nor annuitized. ($)
                                --------------------------- --------------------------- -----------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Maximum Expenses with
GLWB - joint spousal (1)        $1,606 $3,205 $4,686 $7,865 $1,606 $2,405 $3,986 $7,865 $  806 $2,405 $3,986 $7,865
------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Maximum Expenses with
GLWB - single life (1)          $1,557 $3,059 $4,445 $7,387 $1,557 $2,259 $3,745 $7,387 $  757 $2,259 $3,745 $7,387
------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Maximum Policy Expenses
without GLWB Rider (2)          $1,362 $2,477 $3,478 $5,473 $1,362 $1,677 $2,778 $5,473 $  562 $1,677 $2,778 $5,473
------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Minimum Policy Expenses (3)     $  977 $1,345 $1,632 $1,994 $  977 $  545 $  932 $1,994 $  177 $  545 $  932 $1,994
------------------------------- ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.50% of other Policy value annual expenses for the most expensive combination of optional riders with a 9-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit ("EEPB") at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), and "Greater Of" Guaranteed Minimum Death Benefit), applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit 2 optional rider (2.00% for single life, 2.50% for joint spousal; see the GLWB2 Rider section for explanation of charge basis) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(2) Maximum Policy Expense Fees without GLWB2 Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.50% of other Policy value annual expenses for the most expensive combination of optional riders with a 9-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), and "Greater Of" Guaranteed Minimum Death Benefit), plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.40%).
7-year Withdrawal Charge

                                -------------------------------------------------------------------------------------
                                Surrender Policy at the end Annuitize Policy at the end Policy is neither surrendered
                                  of the time period. ($)      of the time period. ($)       nor annuitized. ($)
                                --------------------------- --------------------------- -----------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
   Maximum Expenses with GLWB2
   - joint spousal (1)          $1,544 $3,009 $4,443 $8,095 $1,544 $2,509 $4,143 $8,095 $  844 $2,509 $4,143 $8,095
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
   Maximum Expenses with GLWB2
   - single life (1)            $1,495 $2,864 $4,204 $7,626 $1,495 $2,364 $3,904 $7,626 $  795 $2,364 $3,904 $7,626
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
   Maximum Policy Expenses
   without GLWB2 Rider (2)      $1,301 $2,286 $3,247 $5,752 $1,301 $1,786 $2,947 $5,752 $  601 $1,786 $2,947 $5,752
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
   Minimum Policy Expenses (3)  $  912 $1,153 $1,414 $2,371 $  912 $  653 $1,114 $2,371 $  212 $  653 $1,114 $2,371
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.90% of other Policy value annual expenses for the most expensive combination of optional riders with a 7-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 7-year Withdrawal Charge, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit 2 optional rider (2.00% for single life, 2.500% for joint spousal; see the GLWB2 Rider section for explanation of charge basis) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(2) Maximum Policy Expense Fees without GLWB2 Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 2.90% of other Policy value annual expenses for the most expensive combination of optional riders with a 7-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 7-year Withdrawal Charge, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, 0.35% for a 7-year Withdrawal Charge, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.40%).

Overture Medley (R)                   -10-

5-year Withdrawal Charge

                                -------------------------------------------------------------------------------------
                                Surrender Policy at the end Annuitize Policy at the end Policy is neither surrendered
                                   of the time period. ($)     of the time period. ($)       nor annuitized.  ($)
                                -------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Expenses with GLWB2
   - joint spousal (1)          $1,563 $3,160 $4,420 $8,205 $1,563 $2,560 $4,220 $8,205 $  863 $2,560 $4,220 $8,205
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Expenses with GLWB2
   - single life (1)            $1,515 $3,016 $4,182 $7,742 $1,515 $2,416 $3,982 $7,742 $  815 $2,416 $3,982 $7,742
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Policy Expenses
   without GLWB2 Rider (2)      $1,320 $2,440 $3,230 $5,886 $1,320 $1,840 $3,030 $5,886 $  620 $1,840 $3,030 $5,886
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Minimum Policy Expenses (3)  $  928 $1,298 $1,391 $2,529 $  928 $  698 $1,191 $2,529 $  228 $  698 $1,191 $2,529
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 3.10% of other Policy value annual expenses for the most expensive combination of optional riders with a 5-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 5-year Withdrawal Charge, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit 2 optional rider (2.00 for single life, 2.50% for joint spousal; see the GLWB2 Rider section for explanation of charge basis) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(2) Maximum Policy Expense Fees without GLWB2 Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 3.10% of other Policy value annual expenses for the most expensive combination of optional riders with a 5-year Withdrawal Charge (the Minimum Initial Premium, 10% Free Withdrawal Rider, Expanded Estate Protection Benefit at Issue Ages 71-80 (EEPB fees are less for typical Policy Owners who are Issue Ages 0-70), "Greater Of" Guaranteed Minimum Death Benefit), and 5-year Withdrawal Charge, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.10% of Policy value annual expenses for the 10% Free Withdrawal Rider, 0.50% for a 5-year Withdrawal Charge, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.40%).

No Withdrawal Charge Rider

                                -------------------------------------------------------------------------------------
                                Surrender Policy at the end Annuitize Policy at the end Policy is neither surrendered
                                of the time period.  ($)      of the time period.  ($)       nor annuitized.  ($)
                                -------------------------------------------------------------------------------------
EXAMPLE                         1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr  1 Yr   3 Yr   5 Yr   10 Yr
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Expenses with GLWB2
   - joint spousal (1)          $  738 $2,219 $3,703 $7,433 $  738 $2,219 $3,703 $7,433 $  738 $2,219 $3,703 $7,433
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Expenses with GLWB2
   - single life (1)            $  690 $2,072 $3,457 $6,938 $  690 $2,072 $3,457 $6,938 $  690 $2,072 $3,457 $6,938
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Maximum Policy Expenses
   without GLWB2 Rider (2)      $  494 $1,483 $2,473 $4,954 $  494 $1,483 $2,473 $4,954 $  494 $1,483 $2,473 $4,954
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------
   Minimum Policy Expenses (3)  $  243 $  744 $1,267 $2,684 $  243 $  744 $1,267 $2,684 $ 243  $  744 $1,267 $2,684
 ------------------------------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ --------

(1) Maximum Policy Expense Fees. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 1.80% of other Policy value annual expenses for the combination of a No Withdrawal Charge Rider, the 1-Year "Periodic Step-Up" Guaranteed Minimum Death Benefit rider, applicable guaranteed maximum fee for the Guaranteed Lifetime Withdrawal Benefit2 rider (2.00% for single life, 2.50% for joint spousal; see the GLWB2 Rider section for explanation of charge basis) plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(2) Maximum Policy Expense Fees without GLWB2 Rider. This example assumes maximum charges of 1.00% for Separate Account annual expenses, a $40 guaranteed maximum Policy fee, 1.80% of other Policy value annual expenses for the combination of a No Withdrawal Charge Rider, the 1-Year "Periodic Step-Up" Guaranteed Minimum Death Benefit rider, plus the maximum fees and expenses before any waivers or reductions of any of the portfolio companies (1.74%).
(3) Minimum Policy Expense Fees. This example assumes current charges of 0.85% for Separate Account annual expenses, a $40 current Policy fee, 0.75% of Policy value annual expenses for the No Withdrawal Charge Rider, plus the minimum fees and expenses after any waivers or reductions of any of the portfolio companies (0.40%).

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

         ACCUMULATION UNIT VALUES

         We provide Accumulation Unit value history for each of the Separate Account variable investment options in Appendix A.

         FINANCIAL STATEMENTS

         Financial statements of the Subaccounts of the Separate Account and our company are included in the Statement of Additional Information. To learn how to get a copy, see the front or back page of this prospectus.

CHARGES EXPLAINED
--------------------------------------------------------------------------------
         (x = Base Policy Fee;  y = Optional Rider Fee)

         We may increase CURRENT FEES, but we guarantee that each CURRENT FEE will never exceed the corresponding GUARANTEED MAXIMUM FEE.

Overture Medley (R)                   -11-

         The following adds to information provided in the CHARGES section. Please review both prospectus sections for information on charges.

         WITHDRAWAL CHARGE

         x We will deduct any applicable withdrawal charge from Policy value upon a full surrender or partial withdrawal. We may also deduct a withdrawal charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a withdrawal charge on premiums after the second year since receipt that are then applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.

         The amount of a partial withdrawal you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" basis). All premiums are deemed to be withdrawn before any earnings.

         Optional Withdrawal Charge Riders
         y The fees for optional withdrawal charge riders are a percentage of Policy value that is deducted monthly from Policy value. These fees continue as long as the Policy is in force. Your election of one of the optional withdrawal charge riders must be made at issue of the Policy.

         Optional Free Withdrawal Riders
         The base Policy does not have any free withdrawal provisions (allowing withdrawals not subject to a withdrawal charge).

         However, optional free withdrawal riders are available: See the POLICY
DISTRIBUTIONS: Withdrawals section of this prospectus for details. Current fees for optional free withdrawal riders are deducted from the Policy value on each Policy Month date, or if that date falls on a day other than a Business Day, the monthly charge will be deducted on the next Business Day.

         y The charge for the No Withdrawal Charge Rider is a percentage of the Policy value that will be deducted from the Policy value for the life of the Policy, and is referred to in the Policy Schedule as the "Monthly Charge." This rider may not be cancelled and will terminate when the Policy terminates. The fees for this rider continue as long as the Policy is in force.

         MORTALITY AND EXPENSE RISK CHARGE

         x We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is reflected in the Accumulation Unit values for each Subaccount.

         Our mortality risk arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will be greater than the Policy value.

         Our expense risk is that our costs to administer your Policy will exceed the amount we collect through administrative charges. If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

         ADMINISTRATIVE CHARGES
         Administrative fees help us cover our cost to administer your Policy.

         Administrative Expense Fee
         x This annual fee is reflected in the Accumulation Unit values for each Subaccount.

         Annual Policy Fee
         x We reserve the right to charge an annual Policy fee.
         y The optional Minimum Initial Premium Rider has a current annual
           Policy fee.

         Any Policy fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units and making a deduction from the Fixed Account. It is deducted from each Subaccount and the Fixed Account in the same proportion that the value in each Subaccount and the Fixed Account bears to the total Policy value. We currently waive any Policy fee if the Policy value is at least $50,000 on a Policy Anniversary.

Overture Medley (R)                   -12-

         TRANSFER FEE
         The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

         TAX CHARGES
         Some states and municipalities levy a tax on annuities, currently ranging from 0% to 3.5% of your premiums. These tax rates, and the timing of the tax, vary and may change. Presently, we deduct the charge for the tax in those states with a tax either (a) from premiums as they are received, or (b) upon applying proceeds to an annuity income option.

         No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other economic burdens resulting from taxes that we determine are properly attributable to the Separate Account.

         FEES CHARGED BY THE PORTFOLIOS
         x Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' CHARGES section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment advisory and operating expenses.

         GUARANTEED LIFETIME WITHDRAWAL BENEFIT 2("GLWB2") CHARGE
         The guaranteed maximum and current annual charges for the GLWB2 rider are listed in the CHARGES section of this prospectus. Each fee is stated as a percentage that is multiplied by the Rider Charge Base (see the GLWB2 Rider section of this prospectus). The current charge will be deducted from the Policy value on each Monthly Anniversary.

         The charges for the Policy and for the rider will be deducted on a pro-rata basis from all Subaccounts in the GLWB Model you select.

     The rider charge is subject to change upon Policy Anniversary, or upon reset as described in the Reset Feature section of the GLWB rider description. The rider charge will not exceed the guaranteed maximum fee for this rider listed in the CHARGES section. The rider charge will not be deducted after the Policy value reduces to zero, or if the rider is terminated.

         OTHER OPTIONAL RIDER CHARGES
         y Charges for each of the other optional riders are shown in this prospectus' CHARGES section.
--------------------------------------------
         WAIVER OF CERTAIN CHARGES
         When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding fees charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another policy we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Policy may be determined based on the dates premiums were received in the prior policy. Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

Overture Medley (R)                   -13-

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

         We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

         You may allocate all or a part of your premiums among the Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. For Policies issued with the No Withdrawal Charge Rider, the allocation of any premium to the Fixed Account may not exceed 25% of that premium without our consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions. The variable investment options, which invest in underlying portfolios, are listed and described in this section of this prospectus.

The value of your Policy will increase or decrease based on the investment performance of the variable investment options you choose. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

         SEPARATE ACCOUNT VARIABLE INVESTMENT OPTIONS

         The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

          The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas Life. The Separate Account was established as a separate investment account of Ameritas Variable Life Insurance Company ("AVLIC") under Nebraska law on May 28, 1987. Effective May 1, 2007, AVLIC merged with and into Ameritas Life, and the Separate Account was transferred to Ameritas Life. Ameritas Life is now the issuer of the Policies and is the "Depositor" of the Separate Account. Under Nebraska law, Ameritas Life owns the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain on business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value.

         We are responsible to you for meeting the obligations of the Policy, which are subject to the claims paying ability of our general account, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds, and are NOT the same as publicly traded mutual funds with very similar names. They are only available as separate account investment options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the investment options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

You should read the prospectuses for the underlying portfolios together with this prospectus for more information.

      You bear the risk that the variable investment options you select may fail to meet their objectives, that they could go down in value, and that you could lose principal.

         Each Subaccount's underlying portfolio operates as a separate investment option, and the income or loss of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the underlying portfolios which accompany this prospectus.

Overture Medley (R)                   -14-

         The Separate Account Subaccount underlying portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are not publicly traded mutual funds available for direct purchase by you. There is no assurance the investment objectives will be met.

         This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio accompanying this prospectus for more information about that portfolio, including detailed information about the portfolio's fees and expenses, investment strategy and investment objective, restrictions, and potential risks. To get a copy of any portfolio prospectus, contact your representative or us as shown on the Table of Contents page or the last page of this prospectus.

------------------------------------------------------------------     -------------------------------------------------------------
                            FUND NAME                                                       INVESTMENT ADVISER
Portfolio Name - Subadviser(s)                                         Portfolio Type / Summary of Investment Objective
------------------------------------------------------------------     -------------------------------------------------------------
                     The Alger Portfolios                                               Fred Alger Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Alger Balanced Portfolio, Class I-2                                    Current income and long-term capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
                American Century Investments                                   American Century Investment Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
American Century VP Income & Growth Fund, Class I                      Capital growth; income is secondary.
------------------------------------------------------------------     -------------------------------------------------------------
American Century VP Mid Cap Value Fund, Class I                        Long-term capital growth; income is secondary.
------------------------------------------------------------------     -------------------------------------------------------------
              Calvert Variable Products, Inc.*                                      Calvert Investment Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Barclays Capital Aggregate Bond Index Portfolio -           Index:  Barclays Capital Aggregate Bond Index.
Summit Investment Advisors, Inc. ("Summit")
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP EAFE International Index Portfolio, Class I - World         Index:  MSCI EAFE Index.
Asset Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Inflation Protected Plus Portfolio - Summit                 Current income.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Nasdaq 100 Index Portfolio - Summit                         Index:  Nasdaq 100(R) Index.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Natural Resources Portfolio - Summit                        Capital growth.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I - Summit    Index:  Russell 2000 Index.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP S&P 500 Index Portfolio - Summit                            Index:  S&P 500 Index.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP S&P MidCap 400 Index Portfolio, Class I - Summit            Index:  S&P MidCap 400 Index.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP SRI Large Cap Value Portfolio - No Subadviser               Long-term capital appreciation
------------------------------------------------------------------     -------------------------------------------------------------
                  Calvert Variable Series, Inc.*                                    Calvert Investment Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Income Portfolio - No Subadviser                            Long-term income.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Money Market Portfolio - No Subadviser                      Money market: current income.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP Small Cap Growth Portfolio - Eagle Asset Management,        Long-term capital appreciation.
Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP SRI Balanced Portfolio - Equity Portion: New Amsterdam      Income and capital growth.
Partners LLC; Fixed Income Portion: No Subadviser
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP SRI Equity Portfolio - Atlanta Capital Management           Capital growth.
Company, LLC
------------------------------------------------------------------     -------------------------------------------------------------
Calvert VP SRI Strategic Portfolio - Thornburg Investment              Long-term capital appreciation; current income is secondary.
Management, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
                  Dreyfus Investment Portfolios                                           The Dreyfus Corporation
------------------------------------------------------------------     -------------------------------------------------------------
Dreyfus MidCap Stock Portfolio, Service Shares                         Index:  S&P MidCap 400 Index.
------------------------------------------------------------------     -------------------------------------------------------------
                     DWS Variable Series II                                     Deutsche Investment Management Americas Inc.
------------------------------------------------------------------     -------------------------------------------------------------
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A -                Long-term capital appreciation.
Dreman Value Management, L.L.C.
------------------------------------------------------------------     -------------------------------------------------------------
DWS Global Thematic VIP Portfolio, Class A - Global Thematic           Long-term capital growth.
Partners, LLC
------------------------------------------------------------------     -------------------------------------------------------------
            Fidelity(R) Variable Insurance Products                                Fidelity Management & Research Company
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Asset ManagerSM Portfolio, Service Class 2 1,2         Total return.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Asset Manager: Growth(R) Portfolio, Service            Total return.
Class 2 1,2,3
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Contrafund(R) Portfolio, Service Class 2 2,3           Long-term capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Equity-Income Portfolio, Service Class 2 2,3           Index:  S&P 500(R) Index.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Growth Portfolio, Service Class 2 2,3                  Capital Appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP High Income Portfolio, Service Class 2 2,3             Income and growth.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Investment Grade Bond Portfolio, Service Class 2       Bond.
1,3
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Mid Cap Portfolio, Service Class 2 2,3                 Long-term growth.
------------------------------------------------------------------     -------------------------------------------------------------
Fidelity(R) VIP Overseas Portfolio, Service Class 2 2,3                Long-term growth.
------------------------------------------------------------------     -------------------------------------------------------------
                        Subadvisers: (1) Fidelity Investments Money Management, Inc.; (2) FMR Co., Inc.; and
                                  (3) other investment advisers serve as sub-advisers for the fund.
------------------------------------------------------------------     -------------------------------------------------------------
       Financial Investors Variable Insurance Trust (ALPS)                                  ALPS Advisors, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II - Ibbotson  Capital appreciation and some current income.
Associates, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Ibbotson Growth ETF Asset Allocation Portfolio, Class II - Ibbotson    Capital appreciation.
Associates, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II    Current income and capital appreciation.
- Ibbotson Associates, Inc.
------------------------------------------------------------------     -------------------------------------------------------------

Overture Medley (R)                   -15-

------------------------------------------------------------------     -------------------------------------------------------------
                            FUND NAME                                                       INVESTMENT ADVISER
Portfolio Name - Subadviser(s)                                         Portfolio Type / Summary of Investment Objective
------------------------------------------------------------------     -------------------------------------------------------------
                  AIM Variable Insurance Funds                                             Invesco Advisers, Inc.
               (Invesco Variable Insurance Funds)
------------------------------------------------------------------     -------------------------------------------------------------
Invesco V.I. Global Core Equity Fund, Series I                         Long-term capital appreciation by investing primarily in
                                                                       equity securities of issuers throughout the world,
                                                                       including U.S. issuers.
------------------------------------------------------------------     -------------------------------------------------------------
Invesco V.I. Global Real Estate Fund, Series I - Invesco Asset         Total return through growth of capital and current income.
Management Limited
------------------------------------------------------------------     -------------------------------------------------------------
Invesco V.I. International Growth Fund, Series I                       Long-term growth of capital.
------------------------------------------------------------------     -------------------------------------------------------------
Invesco Van Kampen V.I. Mid Cap Growth Fund, Series I                  Long-term growth of capital.
------------------------------------------------------------------     -------------------------------------------------------------
                 MFS(R) Variable Insurance Trust                                 Massachusetts Financial Services Company
------------------------------------------------------------------     -------------------------------------------------------------
MFS(R) New Discovery Series, Initial Class                             Seeks capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
MFS(R) Research International Series, Initial Class                    Seeks capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
MFS(R) Strategic Income Series, Initial Class                          Seeks Total return with emphasis on high current income,
                                                                       but also considering capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
MFS(R) Total Return Series, Initial Class                              Seeks total return.
------------------------------------------------------------------     -------------------------------------------------------------
MFS(R) Utilities Series, Initial Class                                 Seeks total return.
------------------------------------------------------------------     -------------------------------------------------------------
            Neuberger Berman Advisers Management Trust                                Neuberger Berman Management LLC
------------------------------------------------------------------     -------------------------------------------------------------
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I        Capital growth.
------------------------------------------------------------------     -------------------------------------------------------------
                 PIMCO Variable Insurance Trust                                   Pacific Investment Management Company LLC
------------------------------------------------------------------     -------------------------------------------------------------
PIMCO Total Return Portfolio, Administrative Class                     Seeks maximum total return.
------------------------------------------------------------------     -------------------------------------------------------------
                T. Rowe Price Equity Series, Inc.                                     T. Rowe Price Associates, Inc.
------------------------------------------------------------------     -------------------------------------------------------------
T. Rowe Price Blue Chip Growth Portfolio-II                            Seeks long-term capital growth.  Income is a secondary
                                                                       objective.
------------------------------------------------------------------     -------------------------------------------------------------
               Third Avenue Variable Series Trust                                      Third Avenue Management LLC
------------------------------------------------------------------     -------------------------------------------------------------
Third Avenue Value Portfolio                                           Long-term capital appreciation.
------------------------------------------------------------------     -------------------------------------------------------------
             The Universal Institutional Funds, Inc.                             Morgan Stanley Investment Management Inc.
------------------------------------------------------------------     -------------------------------------------------------------
UIF Emerging Markets Equity Portfolio, Class I - Morgan Stanley        Long-term capital appreciation by investing primarily in
Investment Management Company and Morgan Stanley Investment            growth oriented equity securities of issuers in emerging
Management Limited                                                     market countries.
------------------------------------------------------------------     -------------------------------------------------------------
UIF Global Tactical Asset Allocation Portfolio, Class I                Total Return.
------------------------------------------------------------------     -------------------------------------------------------------
UIF U.S. Real Estate Portfolio, Class I                                Above-average current income and long-term capital
                                                                       appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.
------------------------------------------------------------------     -------------------------------------------------------------

* These funds are part of and their investment adviser and Summit Investment Advisors, Inc. are indirect subsidiaries of the Ameritas Mutual Holding Company, ("Ameritas")the ultimate parent of Ameritas Life. Also, Calvert Investment Distributors, Inc., an indirect subsidiary of Ameritas, is the underwriter for these funds.

o        Adding, Deleting, or Substituting Variable Investment Options

         We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

         We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio, if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios, or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any necessary SEC and state approval before making any such change.

         Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts. Subaccounts may be closed to new or subsequent premium payments, transfers or premium allocations. We will receive any necessary SEC and state approval before making any of these changes.

         We will notify you of any changes to the variable investment options.

Overture Medley (R)                   -17-

         Resolving Material Conflicts - Underlying Investment Interests
         In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts. We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products. However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios. Shares of some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account. The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the portfolios for more information. (Also see the Transfers section, Omnibus Orders.)

         FIXED ACCOUNT INVESTMENT OPTION

         There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. When you select the No Withdrawal Charge Rider, you will earn a minimum interest rate that will yield at least 1% per year, compounded annually; otherwise, you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. Assets in the Fixed Account are subject to claims by creditors of the company. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. The Fixed Account investment option is not available for Policies issued in the States of Oregon or Washington.

All amounts allocated to the Fixed Account become assets of our general account. Interest in the general account has not been registered with the SEC and is not subject to SEC regulation. Therefore, SEC staff have not reviewed the Fixed Account disclosures in this prospectus.

        We reserve the right to credit a bonus interest to premium payments made to the Fixed Account for Policy Owners who participate in the Enhanced Dollar Cost Averaging ("EDCA") program. The EDCA will be available for new premium only, not transfers from Subaccounts or the Fixed Account. New premium usually includes only money noted on your Policy application; however, we may include other premium payments we receive during the period prior to receipt of the money noted on your application, so long as you do not exceed total premium limits for Ameritas Life annuities. Each premium allocated to the EDCA must be at least $1,500. We may defer crediting bonus interest until we receive all new premium noted on your application. Until all premiums noted on your application are received, amounts will remain in the Fixed Account and will receive the current interest rate declared for the Fixed Account. We must receive any new premium applicable to the EDCA program during the first six months that you own your Policy.

        We transfer premium allocated to the EDCA monthly over a period of six months, beginning one month after the date we receive all new premium noted on your application. In the event you withdraw or transfer monies allocated to the EDCA, we will stop crediting interest under the EDCA program and transfer any remaining balance proportionately to the remaining investment options you selected in your latest allocation instructions. We reserve the right to discontinue offering the EDCA program at any time.

         TRANSFERS
         The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners, annuitants and beneficiaries by having a detrimental effect on investment portfolio management. In addition to the right of the portfolios to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund adviser, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Transferring money out of a Subaccount within 60 days of a purchase may be considered market timing. However, any portfolio fund adviser may establish its own standards, and each transaction may be evaluated on its own. Ultimately the portfolio fund adviser has the authority to make this determination.

         Prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

Overture Medley (R)                   -17-

         Transfer Rules:
          o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
          o We must receive notice of the transfer - either Written Notice, an authorized telephone transaction, or by Internet when available. Transfer requests by facsimile, telephone, or Internet must be sent to us by the close of the New York Stock Exchange (usually 3:00 p.m. Central Time) for same-day processing. Requests received later are processed on the next trading day. Fax requests must be sent to us at 402-467-7923. If requests are faxed elsewhere, we will process them as of the day they are received by our trading unit.
          o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
               - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
               - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
          o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
          o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
               -    may be made only once each Policy Year;
               -    may be delayed up to six months;
               -    is limited during any Policy Year to the greater of:
                    - 25% of the Fixed Account value on the date of the transfer during that Policy Year;
                    - the greatest amount of any non-systematic transfer out of the Fixed Account during the previous 13 months; or
                    -    $1,000.
          o The amount transferred into the Fixed Account in any Policy Year cannot exceed 25% of the total value of all Subaccounts in which you are invested as of the last Policy Anniversary. Systematic transfers into the Fixed Account are not included in this restriction. Subject to our consent, if your balance in a Subaccount is less than $1,000, you may transfer that amount into the Fixed Account.
          o For a Policy issued with a No Withdrawal Charge Rider, the amount transferred into the Fixed Account within any Policy Year (except made pursuant to a systematic transfer program) may not exceed 10% of the Policy value of all Subaccounts as of the most recent Policy Anniversary, unless the remaining value in any single Subaccount would be less than $1,000, in which case you may elect to transfer the entire value of that Subaccount to the Fixed Account.
          o We reserve the right to further restrict transfers to the Fixed Account provided that we provide notice to you no less than 30 days prior to the date the restriction becomes effective.
          o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
          o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, proportionately to the remaining investment options you selected in your latest allocation instructions. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another investment option.
          o In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

         Omnibus Orders
         Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable investment options correspond to the affected portfolios. In

Overture Medley (R)                   -18-
addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

         THIRD-PARTY SERVICES

         Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third parties for their service are separate from and in addition to fees paid under the Policy.

         DISRUPTIVE TRADING PROCEDURES

         The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount's underlying portfolio can disrupt management of a Subaccount's underlying portfolio and raise expenses. This in turn can hurt performance of an affected Subaccount and therefore hurt your Policy's performance.

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy.

         Policy Owners should be aware that we are contractually obligated to provide Policy Owner transaction data relating to trading activities to the underlying funds on Written Request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases or transfers by Policy Owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

         We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy Owners. Restrictions may include changing, suspending or terminating telephone, on-line and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio manager's restrictions imposed upon transfers considered by the manager to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied.

         There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations. The discretionary nature of our disruptive trading procedures may result in some Policy Owners being able to market time while other Policy Owners bear the harm associated with timing. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

         Excessive Transfers
         We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:
          o    the total dollar amount being transferred;
          o    the number of transfers you make over a period of time;
          o whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
          o whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
          o the investment objectives and/or size of the Subaccount underlying portfolio.

Overture Medley (R)                   -19-

         Third Party Traders
         We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:
          o    reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
          o    reject the transfer or exchange instructions of individual Policy
               Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

         We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these disruptive trading procedures. See the sections of this prospectus describing those programs for the rules of each program.

         SYSTEMATIC TRANSFER PROGRAMS

         We offer several systematic transfer programs. We reserve the right to alter or terminate these programs upon thirty days Written Notice.

o        Dollar Cost Averaging
         The Dollar Cost Averaging program allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise achieve your investment goals.

         As discussed at "Fixed Account Investment Option," we also reserve the right to credit bonus interest on purchase payments allocated to the Fixed Account for Policy Owners who participate in the Enhanced Dollar Cost Averaging program. We refer to this bonus interest as EDCA. The Dollar Cost Averaging program and/or the EDCA program may not be available in all states and in all markets or through all broker-dealers who sell the Policies.

         Dollar Cost Averaging Program Rules:
          o There is no additional charge for the Dollar Cost Averaging program.
          o We must receive notice of your election and any changed instruction - either by Written Notice or by telephone transaction instruction.
          o    Automatic transfers can only occur monthly.
          o    The minimum transfer amount out of the Money Market
               Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy Month date.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100.
          o Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

o        Portfolio Rebalancing
         The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

Overture Medley (R)                   -20-

         Portfolio Rebalancing Program Rules:
          o There is no additional charge for the Portfolio Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
          o You may have rebalancing occur quarterly, semi-annually or annually.

o        Earnings Sweep
         The Earnings Sweep program allows you to sweep earnings from your Subaccounts to be rebalanced among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

         Earnings Sweep Program Rules:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
          o You may have your earnings sweep quarterly, semi-annually or annually.

         ASSET ALLOCATION PROGRAM

         We may offer an asset allocation program using models. However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Policy. Asset allocation programs using models are intended to match model risk tolerance and investment objectives with the investment options available in your Policy. We also obtain research and business support services relating to models from unaffiliated consultants. We pay for these consultant services, at no additional cost to Policy Owners.

         To assist you in your selection of an asset allocation model, our Asset Allocation Program (the "Program") uses fund-specific model recommendations developed by our affiliate, Summit Investment Advisors, Inc. ("Summit"). These recommendations are offered to you through an agreement between Ameritas Life and Summit. The Program consists of five models, ranging from aggressive to conservative. Three additional models (the "GLWB Models") are available for you if your Policy has the GLWB2 Rider. Summit provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models.

         To participate in the Program:
          o AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models. You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Policy, Policy value) pursuant to the allocations of the model you select. AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by Summit. AIC has no discretionary authority to execute any other transfers for your Policy.
          o    You must complete the Asset Allocation questionnaire.
          o You must allocate all of your Policy value to one asset allocation model. We must receive notice of your asset allocation model election by Written Notice before we can begin a Program for you. Only you can select which model is best for you. The Asset Allocation questionnaire can be an aid, but neither it nor AIC will make this decision for you. You may wish to consult with your own financial professional to determine whether participation in the Program is best for you, and if so, which model is most suitable.
          o Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the Program model that you selected. Such rebalancing will be disclosed in quarterly statements to you. Performance of each model is updated daily on our website and is available upon request.
          o At least annually, AIC will re-evaluate and may make changes to each investment level model based upon Summit's recommendations. When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective. If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.
          o If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes. You will then be considered as

Overture Medley (R)                   -21-
               having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy. For this reason, you will not be able to execute trades online if you participate in the Program. You will be required to talk to a Service Center representative if you are in the Program, but wish to make a transfer or trade. The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Program for your Policy. Additional safeguards apply if your Policy has the GLWB2 rider (See the GLWB2 Rider section, Asset Allocation.).
          o If participation in the Program terminates, including by death of the Owner, Policy value will not be reallocated automatically if the model is changed, and thus will not reflect the most current allocation recommendations. Any additional premiums received after the death of the Owner will be returned.

         Potential Conflicts of Interest
         AIC and Summit may be subject to competing interests that have the potential to influence their decision making with regard to the models. AIC is compensated by us as principal underwriter for the Policies. Summit is compensated by us for its fund-specific model recommendations, and its ongoing oversight of the available investment options. We may receive fees for administrative services from other portfolios in the models. This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models. Also, Calvert Variable Products, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the Ameritas Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy. The Calvert Funds are advised by Calvert Investment Management, Inc. ("CIM"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit. CIM and Summit are compensated for advisory oversight, subadvisory, and administrative services. Calvert Fund portfolios may or may not be included in the models. Summit may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CIM and Summit. As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

          The GLWB2 rider requires that you participate only in the permitted GLWB Models. The GLWB Models currently available for use with the GLWB2 rider are: GLWB Balanced, GLWB Moderate, and GLWB Conservative; for more information on these models, see your variable annuity application. The GLWB2 rider will terminate if you withdraw from a designated model or allocate any portion of your subsequent premium payments to an investment option that is not consistent with the listed models.

         There is no additional charge for selecting the Program. Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value. For information about risks of participating in the Program and more detail about the Program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information. More information about AIC's role as investment advisor for the Program is available on AIC's Form ADV Part 2A, Appendix 1, which is delivered to you at the time you subscribe to the Program. We may modify or discontinue the Asset Allocation Program at any time.


IMPORTANT POLICY PROVISIONS
--------------------------------------------------------------------------------

         The Overture Medley (R) Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non-annuity investments is its ability to guarantee annuity payments to you for as long as the annuitant lives or for some other period you select. In addition, if you die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or until all proceeds have been paid under an annuity income option or as a death benefit.

         POLICY APPLICATION AND ISSUANCE

         To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the annuitant are age 0 through 85, rounded to the nearest birthday. We reserve the right to reject any application or premium for any reason.

Replacing an existing annuity policy is not always your best choice. Evaluate any replacement carefully.

         If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with your allocation instructions within two Business Days after the later of the date we receive your application or the date we receive your premium. If the application is incomplete or otherwise not in good order, we

Overture Medley (R)                   -22-
will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

         The Policy Date is the date two Business Days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month. (This does not affect how premium is credited; see the paragraph above.)

          You can purchase a tax-qualified Policy as part of Section 401(a) pension or profit-sharing plans, or IRA, Roth IRA, SIMPLE IRA, SEP, and Section 457 deferred compensation plans, subject to certain limitations. See this prospectus' FEDERAL INCOME TAX MATTERS section and Appendix B: Tax-Qualified Plan Disclosures for details regarding all pension or deferred compensation plans. Call us to see if the Policy may be issued as part of other kinds of plans or arrangements.

         Application in Good Order
         All application questions must be answered, but particularly note these requirements:
          o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
          o Your premium allocations must be completed in whole percentages, and total 100%.
          o    Initial premium must meet minimum premium requirements.
          o Your signature and your agent's signature must be on the application.
          o Identify the type of plan, whether it is nonqualified or, if it is qualified, state the type of qualified plan.
          o    City, state and date application was signed must be completed.
          o    If you have one, please give us your email address to facilitate receiving updated Policy information by electronic delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
          o    Your agent must be both properly licensed and appointed with us.

         Premium Requirements
         Your premium checks should be made payable to "Ameritas Life Insurance Corp." We may postpone crediting of your initial premium payment made by personal check to your Policy until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same annuitant or Owner may not exceed $1 million without our consent.

         Initial Premium
         ---------------
         o    The only premium required.  All others are optional.
         o Must be at least $25,000. If you purchase the optional Minimum Initial Premium Rider, it must be at least $2,000 for all plans, We have the right to change these premium requirements.

         Additional Premiums
         -------------------
         o Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
         o Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the annuitant's 85th birthday or (ii) the Annuity Date.

         Allocating Your Premiums
         You may allocate your premiums among the variable investment options and the Fixed Account option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation.
          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us.
          o For Policies issued with the No Withdrawal Charge Rider, the allocation of any premium to the Fixed Account may not exceed 25% without our prior consent. If our prior consent is not received, we reserve the right to reallocate any excess Fixed Account allocation proportionately to the remaining investment options you selected in your latest allocation instructions.

         "Right to Examine" Period Allocations
         -------------------------------------
         If you are not satisfied with the Policy, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law. You will then receive a full refund of your Policy value; however, where requried by certain states, or if your Policy was issued as an Individual Retirement Account ("IRA"), you will receive either the premium paid or your Policy value, whichever amount is greater.

Overture Medley (R)                   -23-

         YOUR POLICY VALUE

         On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account option) as well as the deductions for charges under the Policy.

         Separate Account Value
         Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Allocation Units held in the Subaccount allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:
          (a) the per share net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b)  the daily administrative expense fee; minus
          (c) the daily mortality and expense risk charge; and this result divided by
          (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

         When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on the Business Day the transaction is made.

         An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

         Fixed Account Value
         The Policy value of the Fixed Account on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy Month; plus
          (b) any net premiums credited since the end of the previous Policy Month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy Month; minus
          (d) any transfers and transfer fee from the Fixed Account to the Subaccounts since the end of the previous Policy Month; minus
          (e) any partial withdrawal and withdrawal charge taken from the Fixed Account since the end of the previous Policy Month; minus
          (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary; minus
          (g)  the Fixed Account's share of charges for any riders;
               plus
          (h)  interest credited on the Fixed Account balance.

         TELEPHONE TRANSACTIONS

Telephone Transactions Permitted
o   Transfers among investment options.
o   Establish systematic transfer programs.
o   Change of premium allocations.

How to Authorize Telephone Transactions
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf.
o You bear the risk of the accuracy of any designated person's instructions to us.

Telephone Transaction Rules
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3:00 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    Will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

Overture Medley (R)                   -24-

         DEATH OF ANNUITANT

         Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

         DELAY OF PAYMENTS

         We will usually pay any amounts requested as a full surrender or partial withdrawal from the Separate Account within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if: (i) the NYSE is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

         We may defer payments of a full surrender or partial withdrawals or a transfer from the Fixed Account for up to 6 months from the date we receive your Written Notice, after we request and receive approval from the department of insurance of the State where the Policy is delivered.

         BENEFICIARY

         You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

         If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

         If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner. The surviving spouse may not elect the Guaranteed Lifetime Withdrawal Benefit 2 rider when the single life option was selected and the Policy was issued under an Internal Revenue Code Section 401 or 457 qualified plan.

         If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.

         MINOR OWNER OR BENEFICIARY
         A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. In most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

         POLICY CHANGES
         Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Center and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

Overture Medley (R)                   -25-

         POLICY TERMINATION
         We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY DISTRIBUTIONS: Withdrawals section for more information.

         If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Cash Surrender Value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up lifetime income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a withdrawal charge on involuntary terminations.

         Optional Riders
         This Policy allows you the opportunity to select, and pay for, only those variable annuity policy riders you want by "unbundling" riders that are often incorporated into a base variable annuity policy. Check with your sales representative or us before selecting a rider, as some may not be available in your state on the effective date of this prospectus. These options are currently only available at Policy issue, and most are only available if you are then not older than age 70. Certain options may not be available in combination with other options. Some of these riders are not available in some states. For riders not available in your state on the date of your purchase, we may make them available to existing Owners for a limited time after the option becomes available. Each of the options is principally described in the prospectus sections noted below:

Option                                                        Prospectus Section Where It Is Covered
------                                                        --------------------------------------
y Minimum Initial Premium.....................................IMPORTANT POLICY PROVISIONS:
                                                                 Policy Application and Issuance
y Withdrawal Charge Period....................................CHARGES: Withdrawal Charge
y 10% "Free" Withdrawal Riders................................POLICY DISTRIBUTIONS: Withdrawals
y No Withdrawal Charge Rider..................................POLICY DISTRIBUTIONS: Withdrawals
y Guaranteed Minimum Death Benefit............................POLICY DISTRIBUTIONS: Death Benefits
y Estate Protection Benefit ("EPB") Rider and
     Expanded Estate Protection Benefit ("EEPB") Rider........POLICY DISTRIBUTIONS: Death Benefits
y Guaranteed Lifetime Withdrawal Benefit 2("GLWB2") Rider.....POLICY DISTRIBUTIONS: GLWB2 Rider

Charges for each of the options are shown in this prospectus' CHARGES section.

POLICY DISTRIBUTIONS
--------------------------------------------------------------------------------
                (y = Optional)

         There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional Guaranteed Minimum Death Benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

         WITHDRAWALS

         You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Amounts withdrawn (except for optional "free" withdrawals you may have elected, described below) are subject to a withdrawal charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

         For purposes of the withdrawal charge only, premiums are deemed to be withdrawn before any earnings; this means that there may be no withdrawal charge if the amount of the withdrawal is less than or equal to premiums received at least "x" years prior to the withdrawal and not considered having been previously withdrawn, where "x" is the number of years in the withdrawal charge period. Of premium considered withdrawn, the oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a "first-in, first-out" procedure). (This is different than taxation order, which generally considers the last premium withdrawn first - a "last-in, first-out" procedure.)

Overture Medley (R)                   -26-

         Withdrawal Rules
         Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be the 1st through 28th day of the month.
          o    Minimum withdrawal is $250.
          o We may treat any partial withdrawal that leaves a Cash Surrender Value of less than $1,000 as a complete surrender of the Policy.
          o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option. If you do not specify which investment option(s) from which to take the withdrawal, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
          o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because we will deduct any charges owed but not yet paid (including withdrawal charges), a premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
          o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

         We will allow facsimile request forms and signatures to be used for the purpose of a "Written Notice" authorizing withdrawals from your Policy. You may complete and execute a withdrawal form and send it to our Service Center fax number, 402-467-7335. We offer this method of withdrawal as a service to meet your needs when turnaround time is critical. However, by not requiring an original signature there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.

o        Systematic Withdrawal Plan
         The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax adviser before requesting this plan.

o        y "Free" Withdrawal Riders
         The following Policy riders allow access to certain Policy value without being subject to withdrawal charges. There is a charge for these riders. For information about the charges for these riders, see this prospectus' CHARGES and CHARGES EXPLAINED sections. These optional riders must be elected at issue of the Policy. If you elect the GLWB2 rider, however, you must also elect one of these riders.

         y   The 10% "Free" Withdrawal Rider allows you to withdraw, each Policy
Year, up to 10% of your Policy value without deduction of a withdrawal charge. Under this optional Rider, Policy value is considered withdrawn on the same basis as in the base Policy (first premiums on a first-in first-out basis, then earnings). The 10% amount is determined at the time the withdrawal is made and is reduced by all prior free withdrawals in that Policy Year. If you do not withdraw the 10% amount in a Policy Year, you may not carry forward the unused "free" withdrawal amount into the next Policy Year.

        Y The No Withdrawal Charge Rider, which can only be attached to the Policy at issue, allows the Policy to be issued without any withdrawal charges. Other features of a Policy issued with the rider include:
          o allocations and transfers to the Fixed Account have the following restrictions:
               - allocation of premium to the Fixed Account is limited to 25% of premium without prior approval;
               - the amount transferred to the Fixed Account within any Policy Year (except made pursuant to a systematic transfer program) is limited to 10% of the value of all Subaccounts on the most recent Policy Anniversary; and
               - we may further restrict allocation of premiums and transfers to the Fixed Account upon providing you with 30 day notice;
          o if death occurs after age 69, the death benefit is equal to your Policy value on the later of the date we receive satisfactory proof of death or an annuity payout option is elected less any charge for applicable premium taxes (See the Death Benefits section, below.);
          o the death benefit is proportionally adjusted for partial withdrawals;

Overture Medley (R)                   -27-

In most jurisdictions, the "other features" listed above are included as part of the rider. However, in Massachusetts, Maryland, and Oregon, these features are incorporated into the base Policy that is issued with a No Withdrawal Charge Rider, rather than being made a part of the rider. For all Policies issued with a No Withdrawal Charge Rider, the rider may not be cancelled and will terminate only when the Policy terminates.

         DEATH BENEFITS

         We will pay the death benefit after we receive satisfactory proof of death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of satisfactory proof of death, we will issue a lump-sum payment to the beneficiary.

         Until we receive satisfactory proof of death and instructions, in the proper form, from your beneficiaries, your Policy will remain allocated to the Subaccounts you chose, so the amount of the death benefit will reflect the investment performance of those Subaccounts during this period. If your Policy has multiple beneficiaries, we will calculate and pay each beneficiary's share of the death benefit proceeds once we receive satisfactory proof of death and when we receive instructions, in proper form, from that beneficiary. The death benefit proceeds still remaining to be paid to other beneficiaries will remain allocated to and continue to fluctuate with the investment performance of the Subaccounts you chose, until each beneficiary has provided us instructions in the proper form.

         In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all beneficiary accounts in place at any given time. We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the general account.

         If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death of an Owner.

         If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

         If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.

         If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS Required Distribution Upon Death of Owner section below.

         We will deduct any applicable premium tax not previously deducted from the death benefit payable.

         Standard Death Benefit
         Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary(ies). The death benefit equals the larger of:
         (a) your Policy value (without deduction of the withdrawal charge) on the later of the date we receive satisfactory proof of death or an annuity payout option election less any charge for applicable premium taxes; or
         (b)  the sum of net premiums, less partial withdrawals.

         Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

         No Withdrawal Charge Rider - Death Benefit
         For Policies issued with the No Withdrawal Charge Rider, if death occurs after age 69, the death benefit is equal to your Policy value on the later of the date we receive satisfactory proof of death or an annuity payout option is elected less any charge for applicable premium taxes.

Overture Medley (R)                   -28-

         If death occurs prior to age 70, the death benefit as of the date satisfactory proof of death is received is equal to the greater of the adjusted sum of premiums or the Policy value. The initial value of the adjusted sum of premiums is the initial premium. As of the day a subsequent premium is received by us, the adjusted sum of premiums is increased by the amount of that premium. As of the day that a partial withdrawal is made, the adjusted sum of premiums is decreased by the same proportion as the Policy value is decreased by the partial withdrawal.

         IRS Required Distribution Upon Death of Owner
         Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual beneficiary; and (b) will be paid over the lifetime or the life expectancy of that beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. A more detailed description of these rules and other required distribution rules that apply to tax-qualified Policies are described in Appendix B of this prospectus.

         Tables Illustrating Benefits Upon Death
         The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax adviser for advice. You may contact us for more information.

                    If death occurs before the Annuity Date:

                                        If death occurs before the Annuity Date:
If the deceased is...  and...             and...                    then the...
-------------------- ------------------ ------------------------- ------------------------------------------------
-------------------- ------------------ ------------------------- ------------------------------------------------
any Policy Owner     - - -              - - -                     Policy beneficiary receives the death benefit.
-------------------- ------------------ ------------------------- ------------------------------------------------
any Policy Owner     the beneficiary    - - -                     the surviving spouse may elect to become the
                     is the Policy                                Policy Owner and continue the Policy, or may
                     Owner's                                      have the Policy end and receive the death
                     surviving spouse                             benefit.
-------------------- ------------------ ------------------------- ------------------------------------------------
the annuitant        a Policy Owner     there is no named         the Policy continues with the Policy Owner as
                     is living          contingent or joint       the Policy annuitant unless the Owner names a
                                        annuitant                 new annuitant.
-------------------- ------------------ ------------------------- ------------------------------------------------
the annuitant        the Policy Owner   - - -                     the annuitant's death is treated as a Policy
                     is a non-person                              Owner's death.
-------------------- ------------------ ------------------------- ------------------------------------------------
any annuitant        a Policy Owner     the contingent or joint   contingent annuitant becomes the annuitant, and
                     is living          annuitant is living       the Policy continues.
-------------------- ------------------ ------------------------- ------------------------------------------------

                                        If death occurs on or after the Annuity Date:
If the deceased is...  and...             then the...
-------------------- ------------------ ----------------------------------------------------------------------------
-------------------- ------------------ ----------------------------------------------------------------------------
any Policy Owner     there is a         surviving Policy Owner remains as Owner for purposes of distributing any
                     living joint       remaining Policy proceeds pursuant to the annuity income option then in
                     Owner, and         effect.  If the annuity benefit payee was the deceased Policy Owner, the
                     the annuitant is   surviving Owner receives the proceeds.  If the payee is other than the
                     living             deceased Owner, proceeds continue to be paid to the payee until the paye's death, then are paid to the Policy beneficiary.
-------------------- ------------------ ----------------------------------------------------------------------------
any Policy Owner     there is no        Policy beneficiary becomes the Policy Owner for purposes of distributing
                     surviving joint    any remaining Policy proceeds pursuant to the annuity income option then
                     Owner, and         in effect.  If the annuity benefit payee was the Owner, then the Policy
                     the annuitant is   beneficiary receives the proceeds.  If the payee is other than the Owner,
                     living             proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
-------------------- ------------------ ----------------------------------------------------------------------------
any Policy           any Policy Owner   Policy Owner (or other named payee) receives distribution of any remaining
annuitant            is living          Policy proceeds pursuant to the annuity income option then in effect.
-------------------- ------------------ ----------------------------------------------------------------------------
the annuitant        the annuitant is   Policy beneficiary becomes the Policy Owner for purposes of distributing
                     also the Policy    any remaining Policy proceeds pursuant to the annuity income option then
                     Owner              in effect.  If the annuity benefit payee was the Owner, then the Policy beneficiary receives the proceeds.  If the payee is other than the Owner, proceeds continue to be paid to the payee until the payee's death, then are paid to the Policy beneficiary.
-------------------- ------------------ ----------------------------------------------------------------------------

         Optional Death Benefit Riders

o        y Optional Guaranteed Minimum Death Benefit Riders
         You may elect one of three optional Guaranteed Minimum Death Benefit Riders, for a charge. Your election must be made when the Policy is issued, and only if you and the annuitant are then not older than age 70. Your election cannot be changed or revoked. At your age 85, each rider terminates and the rider charges end. The death benefit becomes the standard death benefit, which is the greater of the Policy value or the amount invested less withdrawals. (If your Policy also has the No Withdrawal Charge Rider, the death benefit becomes the Policy value.) Under these riders, if the Owner is not a natural person, you cannot change the annuitant after the Guaranteed Minimum Death Benefit is elected. Each of the riders provides the opportunity to enhance the Policy's death benefit if Subaccount underlying portfolios should sharply decrease in value. See this prospectus' CHARGES and CHARGES EXPLAINED sections for information on the charge for these riders. Only the "Periodic Step-Up" Guaranteed Minimum Death Benefit Rider is available with the No Withdrawal Charge Rider.

Overture Medley (R)                   -29-
         y Optional "Periodic Step-Up" Guaranteed Minimum Death Benefit
           ------------------------------------------------------------
        This rider provides an amount greater than the standard death benefit under certain conditions. This greater amount is referred to as the GMDB. During the first Policy Year, the GMDB is zero. Until the termination of this rider, the GMDB is the step-up benefit, defined as (a) plus (b) minus (c) minus (d), where:
          (a)  is the greater of:
               (i)  the Policy value as of the most recent step-up date; or
               (ii) the step-up benefit immediately preceding the most recent step-up date
          (b)  is any premiums paid since the most recent step-up date
          (c) is any partial withdrawals, including withdrawal charges, since the most recent step-up date
          (d) is a proportional adjustment for each partial withdrawal made since the most recent step-up date.
The proportional adjustment will never be less than zero. It equals the step-up benefit minus the Policy value, times the ratio of the partial withdrawal amount divided by the Policy value. The step-up benefit and Policy value used to compute the proportional adjustment are prior to the partial withdrawal.

         The step-up interval is stated in your Policy's schedule page for this rider. The step-up benefit for your attained ages 80-84 is the step-up benefit on the Policy Anniversary nearest your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. The step-up benefit expires upon termination of this rider, which is the Policy Anniversary nearest your 85th birthday.

         y Optional 5% Roll-up Guaranteed Minimum Death Benefit
           ----------------------------------------------------
         This rider provides an amount greater than the standard death benefit under certain conditions. This greater amount is referred to as the GMDB. Until the termination of this rider, the GMDB is the roll-up benefit, defined as the greater of (a) or (b), where:
          (a)  is the current Policy value, and
          (b) is the total of premiums paid less withdrawals (net premiums) accumulated at 5% simple interest, not to exceed 200% of net premiums.
The roll-up benefit is reduced by a proportional adjustment for partial withdrawals. This adjustment will never be less than zero. It equals the roll-up benefit minus the Policy value, times the ratio of the partial withdrawal amount divided by the Policy value. The roll up benefit and Policy value used to compute this adjustment are prior to the partial withdrawal.

         The accumulation of net premiums, as described in (b) above, stops on the anniversary nearest your 80th birthday. The roll-up benefit for your attained ages 80-84 is the roll-up benefit on the Policy Anniversary nearest your 80th birthday adjusted by subsequent premiums and withdrawals. The roll-up benefit expires upon termination of this rider, which is the Policy
Anniversary nearest your 85th birthday.

         y Optional "Greater of" Guaranteed Minimum Death Benefit
         This rider provides an amount greater than the standard death benefit under certain conditions. This greater amount is referred to as the GMDB. Until the termination of this rider, the GMDB is the greater of the step-up benefit GMDB or the roll-up benefit GMDB.

         y Optional Estate Protection Benefit Riders

         y Estate Protection Benefit
           -------------------------
         For an additional charge you may purchase the Estate Protection Benefit ("EPB")Rider. The EPB must be elected and purchased at the time you apply for your Policy, and cannot be canceled once elected. We will credit this benefit to the Policy value upon death of the Policy Owner, in addition to your standard death benefit and any optional Guaranteed Minimum Death Benefit Rider that you elected. For joint Policy Owners, we will credit this benefit to the Policy value on the first death of a Policy Owner. On an annual basis, the charge for the EPB is determined by age of the Policy Owner at issue, as follows:

                                 Current Fee           Guaranteed Maximum Fee
        Issue ages 0-70              0.30%                     0.40%
        Issue ages 71-80             0.70%                     0.80%

This charge for the EPB is assessed monthly and applied to the Policy value for the life of the Policy Owner. This benefit must be elected prior to Policy issue and may not be revoked once elected.

         Calculation of the Benefit:
         The amount of the EPB will be equal to 40% of the difference between your Policy value and the net premium payments used for determining the benefit base, provided the difference does not exceed 100% of the net premiums. The EPB is determined using the Policy value before the payment of any other optional Guaranteed Minimum Death Benefit. The EPB is calculated as follows:

Overture Medley (R)                   -30-

          40% X Benefit Base; where:
          Benefit Base = (PVD - NPBB) < Benefit Cap, such that:
                                      -
          PVD = the Policy value on the date of the Policy Owner's death prior to any death benefit calculations;
          NPBB = net premiums used for the determination of the Benefit Base, which are premiums allocated to Policy value less a proportionate share of any withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal. On each Policy Anniversary, NPBB is reset to the lesser of net premiums (NP) or the Policy value as of that anniversary, where:

               NP = net premiums, which are premiums allocated to Policy value less a proportionate share of any withdrawal based on the value of net premiums in relation to the Policy value times the amount of the withdrawal at the time of withdrawal, and Benefit Cap = 100% of net premiums (NP) reduced by premiums received within a certain period of time prior to death. If death occurs in the first Policy Year, there is no reduction for premiums received prior to death. If death occurs in the second Policy Year, all premiums received in the second Policy Year reduce the net premium amount. If death occurs after the second Policy Year, only premiums received within the 12-month period prior to death reduce the net premium amount.

                    EXAMPLE
                      Assume the following items:
                        (a)  Death occurs in Policy Year 5
                        (b)  Policy value at time of death is $90,000
                             (PVD = $90,000)
                        (c) Net premiums adjusted for withdrawals is $53,000 (NP = $53,000)
                        (d) Net premiums used for the determination of the Benefit Base is $50,000
                             (NPBB = $50,000)
                        (e) Premium received within 12 months prior to death = $14,000
                    From this information, the following is determined:
                        (a)  Benefit Cap = $53,000 - $14,000 = $39,000
                        (b)  Benefit Base = $90,000 - $50,000 = $40,000,
                             which is greater than the Benefit Cap, so the Benefit Base = $39,000
                        (c)  EPB amount = 40% of $39,000 = $15,600

         With the reset of NPBB, a benefit may be available if the net premiums exceed the Policy value on the date of the Policy Owner's death.

         y Expanded Estate Protection Benefit ("EEPB")
         For an additional charge, you may purchase the Expanded Estate Protection Benefit ("EEPB") rider in lieu of the EPB Rider if you intend to exchange your existing annuity for an Overture Medley (R) Policy. The exchange must qualify for tax-free exchange treatment under the Internal Revenue Code. You should consider purchasing this benefit if you have significant amounts of taxable gain in your existing annuity contract and you intend to exchange such contract. The EEPB is available only at Policy issue and once elected it may not be revoked.
         The EEPB may be purchased for an annual charge applied as a percentage of Policy value based upon the age of the Policy Owner at time of issue, as follows:
                                       Current Fee    Guaranteed Maximum Fee
                                       -----------    ----------------------
                  Issue ages 0-70           0.35%              0.45%
                  Issue ages 71-80          0.90%              1.00%

         Calculation of the Benefit:
         The amount of the EEPB will be equal to 40% of the sum of: (a) the difference between your Policy value and the net premium payments used to determine the benefit base, and (b) a certain percentage of the premium exchanged into the Policy, provided the sum does not exceed 100% of the net premiums. The EEPB is determined using the Policy value before the payment of any other optional Guaranteed Minimum Death Benefit. The EEPB is calculated as follows:

         40% X Benefit Base; where:
         Benefit Base = [(PVD - NPBB) + (z% x Transfer Premium)] < Benefit Cap,
         such that:                                              -
         PVD, NPBB, NP, and Benefit Cap have the same meanings as stated above for the EPB;
              Transfer Premiums = premiums received as a result of a tax-free exchange or transfer. This includes premiums that qualify for IRC
              Section 1035 exchange treatment, and premiums that are a result of transfer, rollover, conversion or recharacterization; and

Overture Medley (R)                   -31-
              z = a percentage that varies by the number of years since receipt of appropriate Transfer Premiums as follows:
                                Years Since Receipt              %
                                -------------------             --
                                        1                       10
                                        2                       20
                                        3                       30
                                        4                       40
                                        5+                      50

                  EXAMPLE
                  Assume the following items:
                    (a)  Death occurs in Policy Year 3;
                    (b)  Policy value at time of death is $110,000
                         (PVD = $110,000);
                    (c)  Net premiums adjusted for withdrawals is $73,000
                         (NP = $73,000);
                    (d) Net premiums used for the determination of the Benefit Base is $70,000
                         (NPBB = $70,000)
                    (e) Transfer Premiums, which were all paid in Policy Year 1, are $10,000
                         (Transfer Premiums = $10,000);
                    (f) Premium received within 12 months prior to death = $31,000.

                 From this information, the following is determined:
                    (a)  Benefit Cap = $73,000 - $31,000 = $42,000;
                    (b)  Benefit Base =[($110,000 - $70,000) + (30% x $10,000)]
                         = $43,000, which is greater than the Benefit Cap, so Benefit Base = $42,000; and
                    (c)  EEPB amount = 40% of $42,000 = $16,800

         With the reset of NPBB, a benefit may be available if the net premiums exceed the Policy value on the date of the Policy Owner's death.

         With respect to IRAs, if you are purchasing the EPB or EEPB for your IRA, our understanding of current law is that the tax status of optional death benefits such as EPB and EEPB is unclear. We believe that use of the EPB and EEPB endorsements and other optional death benefits should not result in adverse tax treatment. We may in our sole discretion and in compliance with our adopted procedures, accept or reject IRA contributions to purchase a contract with optional benefits. However, WE CAN GIVE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL APPROVE THE USE OF THE OPTIONAL DEATH BENEFITS IN IRAS. THEREFORE, THE POLICY OWNERS BEAR THE RISK OF ANY ADVERSE TAX TREATMENT.

         Annuity Income Benefits

         A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income options.

         Annuity payments may be subject to a withdrawal charge. A withdrawal charge is not applied on the Annuity Date for premiums applied after the second year since receipt to the Life or Joint and Last Survivor annuity income options. However, the withdrawal charge does apply to Policy value placed under other annuity income options.

Annuity payments:
       - require investments to be allocated to our general account, so are not variable.
       -  may be subject to a withdrawal charge.
       -  may be taxable and, if premature, subject to a tax penalty.

         Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

         Payments under the annuity income options are fixed annuity payments based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options 1, 2, or 3 (see below). Current immediate annuity rates for options 4 or 5 for the same class of annuities are used if higher than the guaranteed amounts. The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further

Overture Medley (R)                   -32-
information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

         When Annuity Income Payments Begin
         You select the Annuity Date by completing an election form that you can request from us at any time. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

         Selecting an Annuity Income Option
         You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

         If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

         Annuity Income Options
         Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2 or 3 to option 4, 5 or 6 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.

         Note: If you elect an annuity income option based on a life contingency (option 4 or 5), it is possible that only one annuity payment would be made under the annuity option if the annuitant dies before the due date of the second annuity payment, only two annuity payments would be made if the annuitant died before the due date of the third annuity payment, etc. This would not happen if you elect an annuity income option guaranteeing either the amount or duration of payments, or just paying interest (options 1, 2 or 3).

         Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)

         We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

         The annuity income options are:
          1. Interest Payment. While proceeds remain on deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

          2. Designated Amount Annuity. Proceeds are paid in monthly installments of a specified amount over at least a 5-year period until proceeds, with interest, have been fully paid.

          3. Designated Period Annuity. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

          4. Lifetime Income Annuity. Proceeds are paid as monthly income during the annuitant's life. Variations provide for guaranteed payments for a period of time.

          5. Joint and Last Survivor Lifetime Income Annuity. Proceeds are paid as monthly income during the joint annuitants' lives and until the last of them dies.

          6.   Lump Sum. Proceeds are paid in one sum.

Overture Medley (R)                   -33-

          GLWB2 RIDER

          A Guaranteed Lifetime Withdrawal Benefit 2 ("GLWB2") rider is part of your Policy if you elect it at the time of issue, and if the rider is approved in your state. The rider is only available if the Policy Owner is age 49 years, six months and one day ("attained age 50") through age 85 years, 6 months ("attained age 85"). The rider will be in the Accumulation Phase at Policy issue. If you elect to enter the Withdrawal Phase, the Withdrawal Phase will begin no sooner than 30 days after Policy issue.

         The GLWB2 rider provides a withdrawal benefit that guarantees a series of annualized withdrawals from the Policy, regardless of the Policy value, until the death of the last Covered Person. Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company and do not apply to the performance of the underlying investment options available with this product.

o        GLWB2 Definitions

Benefit phases are defined as:
     o Accumulation Phase. The period of time between the Policy Date and the first date of the Withdrawal Phase. The rider will remain in Accumulation Phase for at least 30 days.
     o Withdrawal Phase. The period of time beginning with the occurrence of the first withdrawal as outlined in the Withdrawal Phase section, below.
     o Guaranteed Phase. The period of time during which Lifetime Withdrawal Benefit Amount payments continue to be made, although the Policy value has been reduced to zero.

Benefit Base. The amount used in conjunction with a lifetime distribution factor to determine the Lifetime Withdrawal Benefit Amount. Determined at the beginning of the Withdrawal Phase, the initial benefit base equals the greatest of the following:
     o    Policy value
     o    Premium Accumulation Value
     o    Maximum Anniversary Policy Value
Covered Person(s).
     o    The Owner(s) of the Policy or;
     o The annuitant(s) if the Owner of the Policy is a non-natural person, such as a trust or;
     o The spouses at the time the joint spousal option is selected. Once the joint spousal option is issued, no changes to the Covered Persons will be permitted.

Excess Withdrawal. The portion of any withdrawal taken during the Withdrawal Phase that makes the total of all withdrawals in a Policy Year exceed the Lifetime Withdrawal Benefit Amount in that Policy Year.

Lifetime Withdrawal Benefit Amount ("LWBA"). The maximum amount that can be withdrawn under the rider during a Policy Year without reducing the Benefit Base.

Maximum Anniversary Policy Value. The highest Policy value on any Policy Anniversary during the premium accumulation period (currently 10 years, however we may change the length of this period for new issues within a range we have established) after the later of the Policy Date or the most recent reset date, if any.

Premium Accumulation Value. The sum of premiums paid plus interest at the premium accumulation rate compounded annually for the premium accumulation period. This accumulation occurs during the Accumulation Phase beginning with the later of the Policy Date or the most recent reset date, if any. The initial Premium Accumulation Value is equal to the initial premium. The rate of interest is:
     o    5% for the Policy Year in which no withdrawal is taken
     o    0% for the Policy Year in which a withdrawal is taken

We may change these rates for new issues, within a range we have established.

Remaining Balance. The most recently determined Benefit Base minus the sum of all withdrawals made since the later of the beginning of the Withdrawal Phase or the most recent step-up of the Benefit Base. The Remaining Balance will never be less than zero.

Rider Charge Base. The value used to calculate the monthly rider charge for each Policy Month. At issue the Rider Charge Base is set equal to the initial premium. During the Accumulation Phase it is established on each Policy Anniversary as the maximum of the Policy value, the Premium Accumulation Value, and the Maximum Anniversary Policy Value. However, during the Policy Year the Rider Charge Base is increased dollar for dollar for premiums paid since the previous Policy Anniversary. The Rider Charge Base is also reduced for any withdrawals taken since the previous Policy Anniversary in the proportion that the withdrawal amount has to the Policy value prior to the withdrawal as described in the Withdrawals section of this rider.

During the Withdrawal Phase the Rider Charge Base is equal to the Benefit Base.

Overture Medley (R)                   -34-

Required Minimum Distribution (RMD). The Required Minimum Distribution amount as defined by Internal Revenue Code Section 401(a)(9), 408(b)(3), and related regulations. It is based on the previous year-end Policy value of only the Policy to which this rider is attached, including the present value of additional benefits provided under the Policy and any other riders attached to the Policy to the extent required to be taken into account under IRS guidance.

         Rider Charges
         The Guaranteed Maximum Charge and the Current Charge for the rider are shown in the CHARGES section of this prospectus. Other information about the rider charges is discussed in the CHARGES EXPLAINED section.

         Asset Allocation
         The GLWB2 rider limits individual transfers and future premium allocations otherwise permitted by the Policy. You agree that your Policy value will be invested in one of certain permitted allocation models ("GLWB Models")while the rider is active, and you agree to a rebalancing schedule. The GLWB Models currently available for use with the GLWB2 rider are: GLWB Balanced, GLWB Moderate, and GLWB Conservative. You are permitted to transfer your total Policy value from one GLWB Model to another GLWB Model. AIC will serve as your investment adviser fiduciary solely for purposes of development of the GLWB Models and periodic updates to the models or deletion of GLWB Models.

         The conditions of the Asset Allocation Program will apply. However, changes to your allocations outside the permitted GLWB Models will terminate the rider. Only you can select the GLWB Model best for you. AIC will not make this decision for you.

         You may maintain Policy value in only one GLWB Model at any given time. A GLWB Model may be comprised of allocation to a single investment option or among multiple investment options. The GLWB Model allocations may be periodically adjusted among then current or new investment options(s) in accordance with the asset allocation program. The GLWB Models and any other investment restrictions are subject to periodic rebalancing. We reserve the right to offer GLWB Models with or without an asset allocation program.

         Premium payments will be credited to a GLWB Model and withdrawals will be deducted from a GLWB Model according to the current GLWB Model allocation. If a GLWB Model consists of multiple investment options, all premium payments will be credited pro rata among the investment options according to the allocation for the current GLWB Model and all withdrawals will be deducted pro rata from the investment options according to the allocation for the current GLWB Model.

         You may transfer your total Policy value from one permitted GLWB Model to another permitted GLWB Model. Changes to your premium payment allocation or Policy value allocation outside the permitted GLWB Model will terminate the rider.

         We have the right to create new GLWB Models or discontinue access to a GLWB Model. If a GLWB allocation model will be discontinued, we will notify you at least 30 days prior to the change. If after 30 days you have not selected another GLWB Model, we will transfer all funds from the discontinued GLWB Model to a default GLWB Model as specified in the notice. You may later request to transfer your total Policy value from the default GLWB Model to any of the remaining permitted GLWB Models.

          We may close one or more GLWB Models to additional premium payments and transfers. We will notify you at least 30 days prior to the closure(s). If you wish to make additional premium payments, you will be required to transfer your total Policy value to another GLWB Model for which additional premium payments are permitted.

         We will notify you in the event any transaction you request will involuntarily cause your GLWB2 rider to terminate for failure to invest according to a permitted GLWB Model. We will require you to sign a form to terminate your GLWB2 rider and request the investment option change. Until the service form is received in good order in our office, we will not complete your requested change.

         Single Life Option - Rider Election by Surviving Spouse
         This section applies only to Policies issued as tax non-qualified, or to Policies issued as Traditional, SEP, SIMPLE, or Roth IRAs. The rider is not available to a surviving spouse when the single life option was selected and the Policy was issued under a qualified plan established by the applicable provisions of Internal Revenue Code Sections 401 or 457.

Overture Medley (R)                   -35-

          If the Covered Person dies during the Accumulation Phase of the rider and if the surviving spouse of the deceased Covered Person has attained the age of 50, the surviving spouse may elect to continue this rider for his or her life in accordance with its terms. If the surviving spouse so elects, the rider will continue in the Accumulation Phase and the Premium Accumulation Value and Maximum Anniversary Policy Value will be set equal to the Policy Value. The rider charge will equal the rider charge in effect for new issues of the same rider and will not exceed the Maximum Rider Charge for the GLWB2 Rider, as stated in the CHARGES section of this prospectus. If the surviving spouse has not reached attained age 50, the rider will terminate

         If the Covered Person dies during the Withdrawal Phase, and if the surviving spouse of the deceased Covered Person elects to continue the Policy in accordance with its terms, the surviving spouse may continue the Policy and the rider. The LWBA in effect on the date of the Covered Person's death will be paid until such time that the Remaining Balance is reduced to zero. No step-up of the Benefit Base is available after the Covered Person's death.

         Joint Spousal Option - for Non-Qualified and IRA Plans
         The joint spousal option is available for Policies issued as tax non-qualified or Traditional, SEP, SIMPLE, or Roth IRAs (together referred to as "IRAs"). Additional conditions for IRAs with the joint spousal rider include that the spouse must be the primary beneficiary of the Owner. You should consult a competent tax adviser to learn how tax laws may apply to your interests in the Policy.

o        Accumulation Phase

         Reset Feature
         On each Policy Anniversary during the Accumulation Phase, the Premium Accumulation Value will be reset to the Policy value, if it is greater.

         At the time of a reset:
          1.   A new premium accumulation period begins for the:
               a.   Premium Accumulation Value; and,
               b.   Maximum Anniversary Policy Value.
          2. If the rider charge increases, we will notify you at least 30 days prior to the Policy Anniversary. The charge for the rider will be specified in the notice and will not exceed the maximum charge as stated in the CHARGES section of this prospectus.
          3.   You can decline the charge increase by sending us Written Notice no later than 10 days prior to the Policy Anniversary. If you decline the charge increase, the reset feature will be suspended and the charge percentage will remain unchanged for the current Policy Year. On each subsequent Policy Anniversary during the Accumulation Phase you will have the option to accept any available reset.

         On and after each reset, the provisions of the rider will apply in the same manner as they applied when the rider was issued. The deduction of charges, limitations on withdrawals, and any future reset options available on and after the most recent reset will again apply and will be measured from the most recent reset.

         Withdrawals
         You are permitted one withdrawal per Policy Year during the Accumulation Phase without initiating the Withdrawal Phase. (The withdrawal must be at least $250 and conform to other terms in the WITHDRAWALS section of this prospectus.) You must indicate your wish to exercise this provision at the time you request the withdrawal. The withdrawal can be no sooner than 30 days after the Policy Issue Date. A second request for a withdrawal in a Policy Year will automatically transition the rider to the Withdrawal Phase as described in the Withdrawal Phase section below.

         A withdrawal will reduce the Rider Charge Base, Premium Accumulation Value, and the Maximum Anniversary Policy Value in the same proportion that the withdrawal amount has to the Policy value prior to the withdrawal. The Rider Charge Base, Premium Accumulation Value, and Maximum Anniversary Policy Value after the withdrawal, respectively, will be equal to (a), minus the result of multiplying (a) by the quotient of (b) divided by (c) as shown in the following formula:

                  a - (a * (b / c))

                  where:
                  a = Rider Charge Base, Premium Accumulation Value, or Maximum
                      Anniversary Policy Value prior to the withdrawal;
                  b = withdrawal amount;
                  c = Policy value prior to the withdrawal
Taking a withdrawal under this provision will reduce the annual rate of interest for the Premium Accumulation Value to 0% for the Rider Year in which the withdrawal is taken.

Overture Medley (R)                   -36-

o        Withdrawal Phase

         You may choose to begin withdrawal payments no sooner than 30 days after the Policy Issue Date and no later than 60 days after the date we receive the properly completed service form in our office.

         Benefit Base
         The Benefit Base is established at the beginning of the Withdrawal Phase. It is not used to determine other benefits or features of the Policy or the rider.

         The Benefit Base is adjusted downward due to an Excess Withdrawal and upward due to step-up or additional premium payments.

         Lifetime Withdrawal Benefit Amount (LWBA)
         We guarantee, as an obligation of our general account, that you can withdraw up to the LWBA during the Withdrawal Phase, regardless of Policy value, until the death of the last Covered Person.

         The LWBA is determined by applying the lifetime distribution factor to the Benefit Base. The lifetime distribution factor corresponds to the attained age of the Youngest Covered Person at the beginning of the Withdrawal Phase. The lifetime distribution factor is established from the following schedule; it never changes once it is established:
          o    3.50% - ages 50 through 54
          o    4.00% - ages 55 through 59
          o    4.50% - ages 60 through 64
          o    5.00% - ages 65 through 69
          o    5.25% - ages 70 through 74
          o    5.50% - ages 75 through 79
          o    6.00% - age 80 and older
However, we may change this schedule for new issues within a range we have established. At any time that the Benefit Base is adjusted, the LWBA is re-determined by applying the lifetime distribution factor determined at the beginning of the withdrawal phase to the adjusted Benefit Base.

         You have the choice of receiving withdrawals on an annual, semi-annual, quarterly, or monthly basis. If periodic withdrawals would be or become less than $100, we will change the frequency of withdrawals to an interval that will result in a payment of at least $100.

         Impact of Withdrawals on Benefit Base
         Withdrawals taken during the Withdrawal Phase may impact the Benefit Base. Total withdrawals in a Policy Year up to the LWBA will not reduce the Benefit Base and will not impact the LWBA. If you are required to take RMD from the Policy and the RMD exceeds the LWBA, the portion of the RMD that is greater than the LWBA will not be treated as an Excess Withdrawal. Any withdrawal amount that causes total withdrawals in a Policy Year to exceed the greater of the LWBA or the RMD will be treated as an Excess Withdrawal.

         At the time a withdrawal is taken, if the total withdrawals in a Policy Year exceed the LWBA, the excess will be considered as an Excess Withdrawal. Excess Withdrawals will proportionally reduce the Benefit Base. The proportional reduction in the Benefit Base is equal to the quotient of (x) divided by the result of subtracting (z) minus (x) from (y):

                  _____x____
                  (y - (z - x))

                  where:
                  x = Excess Withdrawal amount with respect to LWBA;
                  y = Policy value immediately prior to the withdrawal; z = total amount of the current withdrawal.
     A reduction in the Benefit Base will reduce the LWBA.

         No Excess Withdrawals will be allowed when the Policy value is zero. If an Excess Withdrawal reduces the LWBA to an amount less than $100, we will pay the Remaining Balance in a lump sum. The rider and its benefits will be terminated.

         Step-Up of Benefit Base
         -----------------------
         On each Policy Anniversary during the Withdrawal Phase, we will compare the Policy value to the Benefit Base. If the Policy value is greater than the Benefit Base on any anniversary, we will increase the Benefit Base to equal the Policy value and recalculate the LWBA, which will increase the LWBA.

         Additional Premiums
         -------------------
         Additional premium payments made during the Withdrawal Phase will:
          1. increase the Policy value according to the provisions of the Policy; and,

Overture Medley (R)                   -37-

          2.   increase the Benefit Base; and,
          3.   increase the LWBA.

         Premium payments made during the Withdrawal Phase may not exceed $100,000 during a Policy Year without our prior approval. Premium payments will not be accepted if the Policy value is zero.

o        Guaranteed Phase

         If a withdrawal (including an RMD) reduces the Policy value to zero and at least one Covered Person is still living, the following will apply:
          a.   the monthly rider charge will no longer be deducted; and,
          b. the LWBA will be provided until the death of the last surviving Covered Person under a series of pre-authorized withdrawals according to a frequency selected by the Owner, but no less frequently than annually; and,
          c.   no additional premiums will be accepted; and,
          d.   no additional step-ups will occur; and,
          e. any Remaining Balance will not be available for payment in a lump sum and may not be applied to provide payments under an annuity option; and,
          f. the Policy and any other riders will cease to provide any death benefits.

o        Death Benefit

         Upon the death of the last Covered Person, provided the rider is not in the Guaranteed Phase, the beneficiary will elect to receive either the Death Benefit as provided by the Policy and other riders, as applicable, or the distribution of the Remaining Balance accomplished through the payment of the LWBA subject to the IRS regulations as relating to RMD until such time that the Remaining Balance is zero.

         If the last surviving Covered Person dies and the Policy value is zero as of the date of death, any Remaining Balance of the Benefit Base will be distributed to the Beneficiary through the payment of the LWBA until such time that the Remaining Balance is zero.

o        Termination of Rider

         Except as otherwise provided under the Continuation of Rider by Surviving Spouse for Single Life Option, the rider will terminate without value on the earliest occurrence of any of the following dates:
          1.   the date of death of the last surviving Covered Person;
          2. the date there is a change of Owner that results in a change of Covered Person;
          3. the date annuity payments commence under an annuity income option as described in the Policy;
          4. the date an Excess Withdrawal is taken such that the LWBA is less than $100;
          5. the date any asset allocation requirement or investment restriction is violated;
          6. the date the Owner(s) provides us with Written Notice to terminate either this rider or the Policy.

If annuity payments are to commence under number 3 above at the maximum Annuity Date, the Owner may select one of the following options:
               a. apply the Policy value under an annuity income option described in the Policy, or
               b. receive periodic annualized payments equal to the LWBA that would otherwise be determined at that time through a life contingent annuity.

Overture Medley (R)                   -38-

FEDERAL INCOME TAX MATTERS
--------------------------------------------------------------------------------

         This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS"). It is NOT intended as tax advice. All information is subject to change without notice. We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions. You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

         Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities. Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

         Tax Deferrals During Accumulation Period
         An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase. An individual Owner is not taxed on increases in the value of a Policy until a withdrawal occurs, either in the form of a non-periodic payment or as annuity payments under the settlement option selected.

         Taxation of Withdrawals
         Withdrawals are included in gross income to the extent of any allocable income. Any amount in excess of the investment in the Policy is allocable to income. Accordingly, withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal.

         If you make a withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply. However, the penalty does not apply to distributions:
          o    after the taxpayer reaches age 59 1/2;
          o    upon the death of the Owner;
          o    if the taxpayer is defined as totally disabled;
          o as periodic withdrawals that are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the beneficiary;
          o    under an immediate annuity; or
          o    under certain other limited circumstances.

         Taxation of Annuity Payments
         Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income. Generally, the Code provides for the return of your investment in an annuity policy in equal tax-free amounts over the annuity payout period. Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Policy to the total expected value of annuity payments. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Policy by the total number of expected payments. The balance of each payment is taxable income. After you recover your investment in the Policy, any payment you receive is fully taxable. (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.) The taxable portion of any annuity payment is taxed at ordinary income tax rates.

         Taxation of Death Proceeds
         A death benefit paid under the Policy may be taxable income to the beneficiary. The rules on taxation of an annuity apply. Estate taxes may also apply to your estate, even if all or a portion of the benefit is subject to federal income taxes. To be treated as an annuity, a Policy must provide that:
(1) if an Owner dies: (a) on or after the annuity starting date, and (b) before the entire interest in the Policy is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the Owner dies before the annuity starting date, the entire interest must be distributed within five years of death. However, if an individual is designated as beneficiary, they may take distribution over their life expectancy. If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal. If the beneficiary is the surviving spouse of the Owner, it is possible to continue deferring taxes on the accrued and future income of the Policy until payments are made to the surviving spouse.

Overture Medley (R)                   -39-

         Tax Treatment of Assignments and Transfers
         An assignment or pledge of an annuity Policy is treated as a withdrawal. Also, the Code (particularly for tax-qualified plans) and ERISA in some circumstances prohibit such transactions, subjecting them to income tax and additional excise tax. Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Policy.

         Tax Treatments by Type of Owner
         A Policy held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes unless annuity payments start within a year. The income on such a Policy is taxable in the year received or accrued by the Owner. However, this rule does not apply if the Owner is acting as an agent for an individual or is an estate that acquired the Policy as a result of the death of the decedent. Nor does it apply if the Policy is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Policy under a terminated qualified plan. You should consult your tax adviser before purchasing a Policy to be owned by a non-natural person.

         Annuity Used to Fund Qualified Plan
         The Policy is designed for use with various qualified plans, including:
         o Individual Retirement Annuities (IRAs), Code Section 408(b);
         o Simplified Employee Pension (SEP IRA), Code Section 408(k);
         o Savings Incentive Match Plans for Employees (SIMPLE IRA), Code
           Section 408(p); and
         o Roth IRAs, Code Section 408A.

         The Policy will not provide additional tax deferral benefits if it is used to fund a qualified plan. However, Policy features and benefits other than tax deferral may make it an appropriate investment for a qualified plan. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity. Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances. Each purchaser should obtain advice from a competent tax adviser prior to purchasing a Policy issued under a qualified plan.

         The Company reserves the right to limit the availability of the Policy for use with any of the plans listed above or to modify the Policy to conform to tax requirements. Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures. Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Policy. Our Service Center is available to assist you with any of your contract needs.

         Tax Impact on Account Value
         Certain Policy credits are treated as taxable "earnings" and not "investments" for tax purposes. Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts).

Overture Medley (R)                   -40-

MISCELLANEOUS
--------------------------------------------------------------------------------

         ABOUT OUR COMPANY

         Ameritas Life Insurance Corp. issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits.

         Ameritas Life is a stock life insurance company organized under the insurance laws of the State of Nebraska, in business since 1887. We are an indirect wholly owned subsidiary of Ameritas Mutual Holding Company. Our address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See the TABLE OF CONTENTS page of this prospectus, or the cover page or last page for information on how to contact us.)

         We are engaged in the business of issuing life insurance and annuities, group dental and vision insurance, retirement plans and 401(k) plans throughout the United States (except New York). The Ameritas companies are a diversified family of financial services businesses offering the above-listed products and services as well as mutual funds and other investments, financial planning, banking, and public financing.

         Ameritas Life relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

         DISTRIBUTION OF THE POLICIES

         Ameritas Investment Corp. ("AIC"),  5900 "O" Street,  Lincoln,
Nebraska 68510, is the principal underwriter of the Policies. AIC is a direct majority-owned subsidiary of Ameritas Life. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Commissions paid to all distributors may be up to a total of 7.5% of premiums. We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees, and production incentive bonuses. The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time. In calendar year 2011, we paid no conference sponsorship fees. We paid marketing support allowances to certain agencies affiliated with Centralife Annuities Service, Inc., the minority owner (20%) of AIC. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' CHARGES EXPLAINED section.

         VOTING RIGHTS

         As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you are invested. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights. If you send us written voting instructions, we will follow your instructions in voting the portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. It is possible that a small number of Policy Owners can determine the outcome of a voting proposal. The underlying portfolios may not hold routine annual shareholder meetings.

         LEGAL PROCEEDINGS

         As of the date of this prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.

Overture Medley (R)                   -41-

APPENDIX A: Accumulation Unit Values
--------------------------------------------------------------------------------

         The following table shows accumulation unit values ("AUVs") for the Subaccounts that fund obligations of Ameritas Variable Separate Account VA-2 (the "Registrant") under variable annuity Policies offered by this prospectus. Overture Medley(R) AUVs are shown as of the close of business each December 31, which marks the beginning and end of each fiscal period.

         The table also provides the number of Accumulation Units outstanding for each Subaccount variable investment option as of the end of the periods indicated for Overture Medley(R) Policies, as well as accumulation units for the Registrant's other policies, which are no longer offered for sale, but for which the Registrant may continue to accept payments. These closed products include Overture Annuity, Overture Annuity II, Overture Annuity III, Overture Annuity III-Plus, Overture Acclaim, and Overture Accent (collectively referred to as the "Other VA-2 Annuities"). Policy expenses vary for each of the Registrant's variable annuities; therefore, Overture Medley(R) AUVs are not representative of values for the other products.

         The financial statements of the Subaccounts can be found in the Statement of Additional Information. (See the cover and back page to learn how to get a copy of the Statement of Additional Information.)

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
THE ALGER PORTFOLIOS
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Alger Balanced Portfolio, Class I-2 (01/01/2001)                2002                     11.674      317,627   1,679,083
                                                                2003                     13.788      463,258   1,516,962
                                                                2004                     14.302      553,737   1,277,060
                                                                2005                     15.384      481,743   1,025,046
                                                                2006                     15.983      417,019     752,928
                                                                2007                     17.816      393,968     593,599
                                                                2008                     12.061      321,129     439,597
                                                                2009                     15.465      284,786     352,065
                                                                2010                     16.919      230,646     281,311
                                                                2011                     16.781      187,061     243,245
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
AMERICAN CENTURY INVESTMENTS
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
American Century VP Income & Growth Fund,                       2002                      5.178      909,031   1,384,378
Class I (01/01/2001)                                            2003                      6.646    1,642,598   1,446,918
                                                                2004                      7.450    2,236,273   1,508,620
                                                                2005                      7.733    2,660,008   1,512,359
                                                                2006                      8.983    3,076,650   1,493,691
                                                                2007                      8.905    2,036,098     877,219
                                                                2008                      5.779    1,530,469     651,672
                                                                2009                      6.770    1,370,357     524,179
                                                                2010                      7.663    1,155,895     416,432
                                                                2011                      7.834    1,048,481     353,140
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
American Century VP Mid Cap Value Fund, Class I                 2008         12.97        9.738       27,809      54,640
(05/01/2008)                                                    2009                     12.554       59,964      31,527
                                                                2010                     14.845       91,538      35,782
                                                                2011                     14.618       90,320      26,076
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
CALVERT VARIABLE PRODUCTS, INC.
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Barclays Capital Aggregate Bond Index                2010         52.20       53.753    1,071,879      59,135
Portfolio (05/10/2010)                                          2011                     57.775    1,699,574      85,477
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP EAFE International Index Portfolio,                  2008         96.70       57.903        3,629       2,854
Class I (05/01/2008)                                            2009                     73.443        6,223       2,097
                                                                2010                     77.713      688,112      52,843
                                                                2011                     67.264      634,781      39,254
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Inflation Protected Plus Portfolio (05/01/08)        2008         53.97       50.853      182,858      44,313
                                                                2009                     54.295      368,584      49,908
                                                                2010                     57.243      221,178      32,568
                                                                2011                     62.671      566,343      43,882
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Nasdaq 100 Index Portfolio (01/01/2001)              2002                      2.749      433,419   1,120,947
                                                                2003                      4.054      844,345   1,441,723
                                                                2004                      4.428      865,611   1,077,294
                                                                2005                      4.450      756,282     756,562
                                                                2006                      4.709      684,034     555,610
                                                                2007                      5.535      909,022     640,369
                                                                2008                      3.191      716,020     518,059
                                                                2009                      4.859      746,114     496,776
                                                                2010                      5.763    4,810,292     689,173
                                                                2011                      5.887    4,214,226     483,889
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:1-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Natural Resources Portfolio (05/01/2008)             2008         64.98       36.301       27,046      20,399
                                                                2009                     47.203       36,103      23,043
                                                                2010                     54.863      313,223      39,378
                                                                2011                     48.894      452,150      47,230
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Russell 2000 Small Cap Index Portfolio,              2002                      7.539       98,539     394,320
Class I (01/01/2001)                                            2003                     10.938      211,076     616,173
                                                                2004                     12.771      327,689     602,659
                                                                2005                     13.179      276,468     409,893
                                                                2006                     15.375      313,643     318,650
                                                                2007                     14.917      259,845     225,070
                                                                2008                      9.772      272,209     198,841
                                                                2009                     12.235      231,546     153,484
                                                                2010                     15.296    2,342,351     390,660
                                                                2011                     14.427    1,447,234     280,952
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP S&P 500 Portfolio (12/12/2008)                       2008         57.79       59.393      116,588     397,199
                                                                2009                     74.305      103,403     318,262
                                                                2010                     84.503       90,520     254,754
                                                                2011                     85.244      467,558     227,300
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP S&P MidCap 400 Index Portfolio,                      2002                      9.839      122,614     333,547
Class I (01/01/2001)                                            2003                     13.155      231,485     417,757
                                                                2004                     15.106      336,499     476,434
                                                                2005                     16.777      394,840     445,754
                                                                2006                     18.262      479,718     343,778
                                                                2007                     19.454      451,750     267,402
                                                                2008                     12.227      414,376     216,189
                                                                2009                     16.547      388,199     174,668
                                                                2010                     20.670    1,417,107     998,754
                                                                2011                     20.038    1,924,215     966,166
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP SRI Large Cap Value Portfolio (12/12/2008)           2008         48.44       49.800      929,676     640,309
                                                                2009                     61.954    1,069,262     526,948
                                                                2010                     68.558      909,701     415,042
                                                                2011                     66.839      566,492     328,335
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
CALVERT VARIABLE SERIES, INC.
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Income Portfolio (05/01/2002)                        2002         15.00       15.915      196,245     142,004
                                                                2003                     17.798      475,748     215,412
                                                                2004                     18.657      935,247     286,385
                                                                2005                     19.196    1,487,915     448,009
                                                                2006                     20.007    1,933,118     538,315
                                                                2007                     20.840    2,414,354     599,499
                                                                2008                     18.267    2,200,116     347,238
                                                                2009                     21.888    1,227,374     170,841
                                                                2010                     23.411      923,306     139,502
                                                                2011                     24.122      753,748     111,969
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Money Market Portfolio (01/01/2001)                  2002                      1.039   20,980,677  86,708,900
                                                                2003                      1.041   16,549,336  59,496,327
                                                                2004                      1.045   13,216,208  31,488,465
                                                                2005                      1.068   12,454,164  24,791,108
                                                                2006                      1.110   16,085,844  22,729,292
                                                                2007                      1.157   24,667,984  25,160,805
                                                                2008                      1.182   48,041,974  32,499,624
                                                                2009                      1.183   29,379,663  20,153,089
                                                                2010                      1.174   28,739,295  14,381,420
                                                                2011                      1.164   30,642,566  10,652,110
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP Small Cap Growth Portfolio (05/01/2001)              2002                     18.764       42,634     817,243
                                                                2003                     25.854       88,031     726,325
                                                                2004                     26.250      125,468     622,119
                                                                2005                     26.725      158,213     477,777
                                                                2006                     31.965      194,490     402,968
                                                                2007                     35.451      276,720     346,753
                                                                2008                     22.155      303,429     287,524
                                                                2009                     29.621      426,492     235,443
                                                                2010                     40.377      102,737     181,751
                                                                2011                     39.230       87,974     152,326
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP SRI Balanced Portfolio (1/1/2001)                    2002                      1.614    1,232,673   1,732,296
                                                                2003                      1.911    1,879,583   1,758,328
                                                                2004                      2.052    2,131,849   1,676,471
                                                                2005                      2.151    1,829,391   1,394,806
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:2-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
                                                                2006                      2.321    1,962,968   1,269,665
                                                                2007                      2.366    1,911,890   1,204,405
                                                                2008                      1.612    1,860,158     828,237
                                                                2009                      2.003    1,640,199     720,692
                                                                2010                      2.227    1,483,632     586,633
                                                                2011                      2.309    1,496,346     542,609
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP SRI Equity Portfolio (05/01/2002)                    2002         15.00       12.887       36,489      12,748
                                                                2003                     15.622      144,402      31,354
                                                                2004                     16.606      273,384      29,092
                                                                2005                     17.223      285,289      30,907
                                                                2006                     18.805      288,474      27,548
                                                                2007                     20.519      288,584      25,958
                                                                2008                     13.069      300,447      22,297
                                                                2009                     17.407      247,683      29,595
                                                                2010                     20.240      234,804      22,266
                                                                2011                     19.800      253,443      18,280
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Calvert VP SRI Strategic Portfolio (10/31/2003)                 2003         14.80       16.185      340,812   3,034,259
                                                                2004                     17.355      480,203   2,489,436
                                                                2005                     18.707      617,264   2,000,007
                                                                2006                     22.579      859,579   1,681,455
                                                                2007                     23.957    1,834,988   1,614,048
                                                                2008                     14.162    2,745,799   1,303,931
                                                                2009                     20.152    3,346,778   1,082,713
                                                                2010                     22.095    3,388,763     844,073
                                                                2011                     19.100    1,690,099     612,281
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
DREYFUS INVESTMENT PORTFOLIOS
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Dreyfus MidCap Stock Portfolio, Service Shares                  2002         12.17       12.033        3,790       3,673
(11/01/2002)                                                    2003                     15.699       85,176      93,123
                                                                2004                     17.790      163,245      97,909
                                                                2005                     19.226      161,486     101,097
                                                                2006                     20.537      172,611      99,413
                                                                2007                     20.656      163,887      68,430
                                                                2008                     12.203      149,086      42,940
                                                                2009                     16.383      125,404      30,395
                                                                2010                     20.622      114,564      60,235
                                                                2011                     20.489      110,235      39,859
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
DWS VARIABLE SERIES II
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
DWS Dreman Small Mid Cap Value VIP Portfolio,                   2008         11.39        7.888      884,934     139,063
Class A (05/01/2008)                                            2009                     10.149    1,456,119     147,539
                                                                2010                     12.385      560,246      73,479
                                                                2011                     11.535    1,113,492     116,396
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
DWS Global Thematic VIP Portfolio, Class A                      2008         10.93        5.810       18,086       9,080
(05/01/2008)                                                    2009                      8.289       29,102      20,055
                                                                2010                      9.342       33,699      14,753
                                                                2011                      7.930       32,362      14,701
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager(SM) Portfolio, Service            2002                     12.889      181,645
Class 2 (01/01/2001)                                            2003                     15.048      216,010
                                                                2004                     15.701      276,775
                                                                2005                     16.165      237,995
                                                                2006                     17.181      210,278
                                                                2007                     19.630      218,860
                                                                2008                     13.845      236,279
                                                                2009                     17.685      176,866
                                                                2010                     19.984      165,408
                                                                2011                     19.258      145,470
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager(SM) Portfolio, Service            2002            NA           NA           NA     606,667
Class                                                           2003                                             540,596
                                                                2004                                             479,921
                                                                2005                                             355,856
                                                                2006                                             295,961
                                                                2007                                             231,166
                                                                2008                                             159,545
                                                                2009                                             136,193
                                                                2010                                             104,546
                                                                2011                                              80,912
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:3-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager(SM) Portfolio, Initial            2002            NA           NA           NA   2,364,213
Class                                                           2003                                           2,036,239
                                                                2004                                           1,674,898
                                                                2005                                           1,326,394
                                                                2006                                           1,063,416
                                                                2007                                             907,645
                                                                2008                                             765,426
                                                                2009                                             613,355
                                                                2010                                             529,768
                                                                2011                                             438,922
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager: Growth(R) Portfolio,             2002                     10.315       21,715
Service Class 2 (01/01/2001)                                    2003                     12.592       50,389
                                                                2004                     13.195       69,339
                                                                2005                     13.557       65,253
                                                                2006                     14.354       61,424
                                                                2007                     16.888       98,297
                                                                2008                     10.732      111,852
                                                                2009                     14.097       62,395
                                                                2010                     16.218       46,778
                                                                2011                     15.042       40,437
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager: Growth(R) Portfolio,             2002            NA           NA           NA     130,467
Service Class                                                   2003                                             114,295
                                                                2004                                              95,010
                                                                2005                                              76,487
                                                                2006                                              64,347
                                                                2007                                              55,496
                                                                2008                                              41,239
                                                                2009                                              29,092
                                                                2010                                              18,648
                                                                2011                                              16,312
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Asset Manager: Growth(R) Portfolio,             2002            NA           NA           NA     480,413
Initial Class                                                   2003                                             438,544
                                                                2004                                             356,662
                                                                2005                                             262,664
                                                                2006                                             205,597
                                                                2007                                             157,100
                                                                2008                                             127,949
                                                                2009                                             104,424
                                                                2010                                              87,126
                                                                2011                                              78,422
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Contrafund(R) Portfolio,                        2002                     18.438      206,580
Service Class 2 (01/01/2001)                                    2003                     23.452      446,856
                                                                2004                     26.792      767,894
                                                                2005                     31.005    1,235,831
                                                                2006                     34.275    1,526,651
                                                                2007                     39.885    1,963,572
                                                                2008                     22.672    1,153,433
                                                                2009                     30.469    1,052,323
                                                                2010                     35.326      914,442
                                                                2011                     34.053      791,378
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Contrafund(R) Portfolio,                        2002            NA           NA           NA     672,958
Service Class                                                   2003                                             638,401
                                                                2004                                             622,636
                                                                2005                                             646,309
                                                                2006                                             592,967
                                                                2007                                             533,126
                                                                2008                                             316,539
                                                                2009                                             219,712
                                                                2010                                             171,461
                                                                2011                                             138,632
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Contrafund(R) Portfolio, Initial Class          2002            NA           NA           NA   2,230,859
                                                                2003                                           1,981,173
                                                                2004                                           1,804,658
                                                                2005                                           1,633,953
                                                                2006                                           1,388,729
                                                                2007                                           1,182,770
                                                                2008                                             874,442
                                                                2009                                             703,866
                                                                2010                                             583,903
                                                                2011                                             503,508
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:4-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Equity-Income Portfolio,  Service Class 2       2002                     18.449      317,475
(01/01/2001)                                                    2003                     23.802      596,628
                                                                2004                     26.265      821,828
                                                                2005                     27.509    1,202,755
                                                                2006                     32.729    1,509,056
                                                                2007                     32.881    1,931,937
                                                                2008                     18.647      803,910
                                                                2009                     24.025      678,604
                                                                2010                     27.376      546,611
                                                                2011                     27.324      475,989
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Equity-Income Portfolio,  Service Class         2002            NA           NA           NA     504,581
                                                                2003                                             490,142
                                                                2004                                             477,376
                                                                2005                                             472,238
                                                                2006                                             446,553
                                                                2007                                             419,707
                                                                2008                                             205,618
                                                                2009                                             161,998
                                                                2010                                             123,371
                                                                2011                                              91,229
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Equity-Income Portfolio,  Initial Class         2002            NA           NA           NA   2,651,704
                                                                2003                                           2,208,289
                                                                2004                                           1,833,789
                                                                2005                                           1,531,653
                                                                2006                                           1,301,414
                                                                2007                                           1,115,417
                                                                2008                                             821,310
                                                                2009                                             677,700
                                                                2010                                             573,235
                                                                2011                                             492,827
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Growth Portfolio, Service Class 2               2002                     22.908      172,691
(01/01/2001)                                                    2003                     30.127      293,933
                                                                2004                     30.820      420,603
                                                                2005                     32.258      518,529
                                                                2006                     34.105      625,970
                                                                2007                     42.853      385,350
                                                                2008                     22.400      307,877
                                                                2009                     28.436      264,940
                                                                2010                     34.924      211,717
                                                                2011                     34.619      173,705
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Growth Portfolio, Service Class                 2002            NA           NA           NA     430,633
                                                                2003                                             394,595
                                                                2004                                             344,066
                                                                2005                                             294,794
                                                                2006                                             254,473
                                                                2007                                             191,310
                                                                2008                                             128,416
                                                                2009                                              97,484
                                                                2010                                              68,339
                                                                2011                                              54,933
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Growth Portfolio, Initial Class                 2002            NA           NA           NA   1,490,848
                                                                2003                                           1,312,378
                                                                2004                                           1,118,425
                                                                2005                                             862,163
                                                                2006                                             718,374
                                                                2007                                             567,411
                                                                2008                                             464,476
                                                                2009                                             383,365
                                                                2010                                             338,798
                                                                2011                                             293,222
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP High Income Portfolio, Service Class 2          2002                      6.478      486,540
(01/01/2001)                                                    2003                      8.147    1,059,483
                                                                2004                      8.841    1,293,209
                                                                2005                      8.973    1,476,568
                                                                2006                      9.884    1,710,492
                                                                2007                     10.054    1,649,397
                                                                2008                      7.466    2,726,370
                                                                2009                     10.626    3,406,720
                                                                2010                     11.977    1,287,653
                                                                2011                     12.318    4,346,195
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:5-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP High Income Portfolio, Service Class            2002            NA           NA           NA     483,041
                                                                2003                                             597,022
                                                                2004                                             533,222
                                                                2005                                             469,606
                                                                2006                                             492,557
                                                                2007                                             356,582
                                                                2008                                             345,499
                                                                2009                                             316,585
                                                                2010                                             186,822
                                                                2011                                             185,722
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP High Income Portfolio, Initial Class            2002            NA           NA           NA   2,626,641
                                                                2003                                           1,945,727
                                                                2004                                           1,284,451
                                                                2005                                             943,169
                                                                2006                                             718,313
                                                                2007                                             511,382
                                                                2008                                             500,407
                                                                2009                                             507,888
                                                                2010                                             355,989
                                                                2011                                             344,826
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Investment Grade Bond Portfolio,                2002                     13.916      925,800
Service Class 2 (01/01/2001)                                    2003                     14.490    1,156,571
                                                                2004                     14.977    1,413,321
                                                                2005                     15.140    1,743,207
                                                                2006                     15.641    1,948,921
                                                                2007                     16.150    2,653,284
                                                                2008                     15.468    2,527,783
                                                                2009                     17.717    1,386,132
                                                                2010                     18.893    1,146,155
                                                                2011                     20.052      922,915
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Investment Grade Bond Portfolio,                2002            NA           NA           NA   4,852,807
Initial Class                                                   2003                                           3,486,280
                                                                2004                                           2,749,991
                                                                2005                                           2,251,498
                                                                2006                                           1,783,443
                                                                2007                                           1,722,703
                                                                2008                                           1,281,868
                                                                2009                                             959,837
                                                                2010                                             795,201
                                                                2011                                             669,626
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Mid Cap Portfolio, Service Class 2              2009         19.47       25.170      518,168      54,152
(05/01/2009)                                                    2010                     32.089      503,084      64,147
                                                                2011                     28.367      308,395      51,562
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Overseas Portfolio, Service Class 2             2002                     10.831       89,523
(01/01/2001)                                                    2003                     15.372      213,241
                                                                2004                     17.279      427,850
                                                                2005                     20.362      852,293
                                                                2006                     23.791    1,270,006
                                                                2007                     27.626    1,303,655
                                                                2008                     15.355      678,087
                                                                2009                     19.227      628,891
                                                                2010                     21.511      550,717
                                                                2011                     17.631      493,714
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Overseas Portfolio, Service Class               2002            NA           NA           NA     252,107
                                                                2003                                             247,973
                                                                2004                                             275,370
                                                                2005                                             326,035
                                                                2006                                             329,153
                                                                2007                                             304,203
                                                                2008                                             167,010
                                                                2009                                             113,746
                                                                2010                                              75,326
                                                                2011                                              59,458
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Fidelity(R) VIP Overseas Portfolio, Initial Class               2002            NA           NA           NA   1,072,969
                                                                2003                                             934,337
                                                                2004                                             833,483
                                                                2005                                             747,371
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:6-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
                                                                2006                                             710,580
                                                                2007                                             641,896
                                                                2008                                             456,078
                                                                2009                                             364,521
                                                                2010                                             316,706
                                                                2011                                             264,400
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
IBBOTSON
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Ibbotson Balanced ETF Asset Allocation Portfolio,               2011         10.79       10.022       32,167      11,308
Class II (05/01/2011)
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Ibbotson Growth ETF Asset Allocation Portfolio,                 2011         10.36        9.242       32,962       6,875
Class II (05/01/2011)
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Ibbotson Income and Growth ETF Asset Allocation                 2011         11.12       10.694      110,941      29,770
Portfolio, Class II (05/01/2011)
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Invesco Van Kampen V.I. Global Core Equity Fund,                2002                     10.047      209,773     916,474
Series 1 (01/01/2001)                                           2003                     12.856      325,982     898,222
                                                                2004                     14.480      511,509     817,781
                                                                2005                     15.203      524,612     679,250
                                                                2006                     18.281      455,123     519,207
                                                                2007                     19.339      407,495     425,290
                                                                2008                     11.483      370,796     309,885
                                                                2009                     13.214      335,224     227,520
                                                                2010                     14.537      281,684     181,495
                                                                2011                     12.845      255,054     159,288
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Invesco V.I. Global Real Estate Fund, Series I                  2009          8.50       12.075    1,161,792     116,687
(05/01/2009)                                                    2010                     14.070      446,657      39,493
                                                                2011                     13.044    1,910,974     111,475
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Invesco V.I. International Growth Fund, Series I                2008         31.91       19.943        5,505       8,197
(05/01/2008)                                                    2009                     26.757       47,586      17,636
                                                                2010                     29.944       68,333      26,322
                                                                2011                     27.690    1,010,614      72,387
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Invesco Van Kampen V.I. Mid Cap Growth Series I                 2011            NA           NA           NA          NA
(05/01/2012)
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) VARIABLE INSURANCE TRUST
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) New Discovery Series, Initial Class                      2002                     10.630      187,083     860,514
(01/01/2001)                                                    2003                     14.103      251,217     713,557
                                                                2004                     14.903      291,624     621,067
                                                                2005                     15.560      240,329     472,785
                                                                2006                     17.477      225,733     375,662
                                                                2007                     17.774      208,148     280,561
                                                                2008                     10.697      186,332     242,346
                                                                2009                     17.318      184,093     189,365
                                                                2010                     23.411      181,708     165,676
                                                                2011                     20.831      166,144     131,323
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) Research International Series, Initial Class             2008         15.06        8.843    3,241,216     435,860
(05/01/2008)                                                    2009                     11.479    3,425,261     337,725
                                                                2010                     12.613    3,412,799     257,865
                                                                2011                     11.147    1,821,461     122,759
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) Strategic Income Series, Initial Class (01/01/2001)      2002                     11.208       95,693     562,167
                                                                2003                     12.275      215,479     461,040
                                                                2004                     13.118      377,445     473,351
                                                                2005                     13.260      526,508     432,075
                                                                2006                     14.032      646,058     436,454
                                                                2007                     14.434      779,809     454,297
                                                                2008                     12.595      460,850     277,077
                                                                2009                     15.525      511,061     294,682
                                                                2010                     16.950      425,944     222,584
                                                                2011                     17.604      377,813     197,065
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) Total Return Series, Initial Class (05/01/2008)          2008         19.48       15.340       37,529      14,174
                                                                2009                     17.962       92,795      18,062
                                                                2010                     19.579      103,815      10,758
                                                                2011                     19.758      115,161       9,885
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:7-                                   Accumulation Unit Value

--------------------------------------------------------------- ---- ------------- -------------------------------------
                                                                                     Overture        Number (#) of
                                                                       Overture      Medley(R)     Accumulation Units
FUND COMPANY                                                           Medley(R)   Value ($) at      At End of Year
  Subaccount (inception date)                                   Year  Value($) at  End of Year       (December 31)
                                                                       Inception  (December 31) ------------------------
                                                                                                  Overture   Other VA-2
                                                                                                  Medley(R)   Annuities
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
MFS(R) Utilities Series, Initial Class (01/01/2001)             2002                     13.600      127,935   1,602,142
                                                                2003                     18.338      204,463   1,386,035
                                                                2004                     23.685      331,367   1,266,296
                                                                2005                     27.454      475,120   1,154,249
                                                                2006                     35.751      530,253   1,007,192
                                                                2007                     45.360      609,082     841,533
                                                                2008                     28.046      548,208     570,272
                                                                2009                     37.068      506,690     447,179
                                                                2010                     41.831      429,094     340,258
                                                                2011                     44.292      372,077     284,364
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Neuberger Berman AMT Mid-Cap Intrinsic Value Portfolio,         2008         15.76        8.749        4,020       1,118
Class I (05/01/2008)                                            2009                     12.721       10,949      33,191
                                                                2010                     15.917    2,044,221     151,105
                                                                2011                     14.757       23,004      10,938
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
PIMCO VARIABLE INSURANCE TRUST
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
PIMCO Total Return Portfolio,                                   2009         10.49       11.455    5,128,007     535,274
Administrative Class (05/01/2009)                               2010                     12.279    5,172,131     608,764
                                                                2011                     12.615    7,852,388     590,068
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
T. ROWE PRICE EQUITY SERIES, INC.
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
T. Rowe Price Blue Chip Growth Portfolio-II                     2008         11.00        6.674    4,207,576     570,171
(05/01/2008)                                                    2009                      9.388    5,650,858     611,301
                                                                2010                     10.798    2,765,236     279,933
                                                                2011                     10.854    2,293,659     193,146
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
THIRD AVENUE VARIABLE SERIES TRUST
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
Third Avenue Value Portfolio (01/01/2001)                       2002                     15.216      474,992   1,228,758
                                                                2003                     21.518      724,909   1,416,630
                                                                2004                     25.594    1,026,292   1,500,471
                                                                2005                     29.105    1,164,416   1,396,923
                                                                2006                     33.431    1,263,537   1,328,375
                                                                2007                     31.571    1,271,785   1,049,312
                                                                2008                     17.645    1,232,313     715,740
                                                                2009                     25.444    1,205,410     542,171
                                                                2010                     28.778      675,400     378,519
                                                                2011                     22.455      561,216     300,144
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
UIF Emerging Markets Equity Portfolio, Class I                  2002                      5.954       40,625     591,642
(01/01/2001)                                                    2003                      8.842      115,632     651,703
                                                                2004                     10.799      185,530     617,939
                                                                2005                     14.341      539,504     803,653
                                                                2006                     19.512      744,164     816,771
                                                                2007                     27.185      842,896     699,425
                                                                2008                     11.697    1,179,038     458,218
                                                                2009                     19.710    1,156,128     417,967
                                                                2010                     23.262    1,241,369     348,311
                                                                2011                     18.865    1,931,878     292,657
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
UIF Global Tactical Asset Allocation, Class I                   2002                      7.801       65,732     439,036
(01/01/2001)                                                    2003                      9.862      107,888     377,879
                                                                2004                     11.484      141,267     360,160
                                                                2005                     12.655      179,984     330,294
                                                                2006                     15.710      244,472     420,206
                                                                2007                     17.858      324,456     400,840
                                                                2008                      9.806      273,447     285,804
                                                                2009                     12.901      266,984     171,228
                                                                2010                     13.520      204,352     125,954
                                                                2011                     12.913      184,993     107,758
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------
UIF Real Estate Portfolio, Class I                              2002                     12.364      237,247     793,046
(01/01/2001)                                                    2003                     16.870      294,834     768,230
                                                                2004                     22.828      464,510     766,808
                                                                2005                     26.509      508,529     665,560
                                                                2006                     36.304      601,795     628,321
                                                                2007                     29.865      634,548     421,118
                                                                2008                     18.397      789,657     352,906
                                                                2009                     23.430      462,712     246,812
                                                                2010                     30.193      391,206     196,146
                                                                2011                     31.711      358,619     167,669
--------------------------------------------------------------- ---- ------------- ------------ ------------ -----------

Overture Medley (R)                                      -A:8-                                   Accumulation Unit Value

APPENDIX B: Tax-Qualified Plan Disclosures
--------------------------------------------------------------------------------

---------------------------------------------- ---------------------------------
DISCLOSURE STATEMENT                           For annuity policies issued as a:
                                               |    Traditional IRA
AMERITAS LIFE INSURANCE CORP.                  |    SEP IRA
                                               |    SIMPLE IRA
                                               |    Roth IRA
---------------------------------------------- ---------------------------------

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement. This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA). The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation. This Disclosure Statement is NOT intended as, nor does it constitute, legal or tax advice. For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590: Individual Retirement Arrangements.

If you have any questions about your Policy, please contact us at the address and telephone number shown below.

YOUR RIGHT TO CANCEL
--------------------
You may cancel your IRA within seven days after the date you receive this Disclosure Statement. To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated Written Notice to cancel your Policy no later than the seventh day after issuance to us at:
                          Ameritas Life Insurance Corp.
                   Service Center, Attn: Annuity Service Team
                                 P.O. Box 82550
                                Lincoln, NE 68501
                            Telephone 1-800-745-1112

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid. After seven days following receipt of this Disclosure Statement, you cannot cancel.

PROVISIONS OF IRA LAW
---------------------
This disclosure is applicable when our variable annuity Policy is used for a Traditional IRA or a Roth IRA. Additionally, this disclosure provides basic information for when our variable annuity Policy is used for a Simplified Employee Pension (SEP-IRA), or Savings Incentive Match Plan for Employees (SIMPLE-IRA). A separate Policy must be purchased for each individual under each arrangement/plan. While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

TRADITIONAL IRA
---------------
Eligibility
You are eligible to establish a Traditional IRA if you are younger than age
70 1/2 and if, at any time during the year, you receive compensation or earned income that is includible in your gross income. Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70 1/2. To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer or "Rollover" funds from another IRA or certain qualified plans to an IRA, which is described below.

Annual Contribution Limits
You may make annual contributions to a Traditional IRA of up to the Annual Contribution Limit of $5,000 in 2012 or 100% of your earned income (compensation), whichever is less. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000, so long as your earned income or compensation is greater than the Annual Contribution Limit. The Annual Contribution Limits are required to be increased by the IRS to reflect increases in inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Traditional IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income. However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA provision. The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Traditional and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Ameritas Life Insurance Corp.        -B:1-         Tax Qualified Plan Disclosure

Distributions from another IRA or certain other qualified plans may be "rolled over" into an IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your tax return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

Deductibility of Contributions
Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored retirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phase out range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phase out range are not entitled to an IRA deduction. The phase out limits are as follows:

                   Married Filing Jointly     Single/Head of Household
                   ----------------------     ------------------------
          Year              AGI                         AGI
          ----              ---                         ---
          2010       $89,000 - $109,000          $56,000 - $66,000
          2011       $90,000 - $110,000          $56,000 - $66,000
          2012       $92,000 - $112,000          $58,000 - $68,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $173,000 and the deductible contribution for you is phased out between $173,000 and $183,000 of AGI.

Even if you will not be able to deduct the full amount of your Traditional IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible. The combined total must not exceed your Annual Contribution Limit. Any earnings on all your Traditional IRA contributions accumulate tax-free until you withdraw them.

Excess Contributions
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Traditional IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Distributions From Your Traditional IRA During Your Life
You may take distributions from your Traditional IRA at any time. However, there is a 10% premature distribution tax on the amount includible in your gross income if distributed prior to you attaining age 59 1/2, unless: (1) the distributions made to a beneficiary on or after the Owner's death; (2) distribution is made because of your permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed the life expectancy of you and your designated beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first-time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; (8) distributions to satisfy a levy issued by the IRS; or (9) as a qualified reservist distribution. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70 1/2 you must elect to receive Required Minimum Distributions no later than April 1 following the year in which you reach age 70 1/2 whether or not you have retired (Required Beginning Date). There is a minimum amount which you

Ameritas Life Insurance Corp.        -B:2-         Tax Qualified Plan Disclosure
must withdraw by the Required Beginning Date and by each December 31 thereafter. You should consult with your own tax or financial adviser with regard to the calculation of the amount of your minimum distribution each year to make sure this requirement is met. Failure to take the Required Minimum Distribution could result in an additional tax of 50% of the amount not taken.

Distributions From Your Traditional IRA After Your Death
If you die before all the funds in your Traditional IRA have been distributed, the remaining funds will be distributed to your designated beneficiary as required below and as selected by such beneficiary.

If you die before the Required Beginning Date, your designated beneficiary must withdraw the funds remaining as follows: 1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the named beneficiary and must begin on or before December 31 of the calendar year following the year of your death. However, if the named beneficiary is your spouse; payments may begin before December 31 of the calendar year in which you would have reached age 70 1/2. If you did not designate a proper beneficiary, the funds remaining shall be distributed within five years after your death.

If you die after Required Minimum Distribution payments have begun, your designated beneficiary must select to have the remaining amount of your Traditional IRA distributed over the longer of 1) the beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death. If you do not designate a proper beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole beneficiary, may elect to treat your Traditional IRA as his or her own Traditional IRA.

Tax Consequences
Amounts paid to you or your beneficiary from your Traditional IRA are taxable as ordinary income, except that you recover your nondeductible Traditional IRA contributions tax-free.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

Tax-Free Rollovers
Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Traditional IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, or SIMPLE plan into a Traditional IRA. Such an event is called a Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans. Rollover contributions are not subject to the contribution limits on Traditional IRA contributions, but also are not tax deductible.

There are two ways to make a Rollover to your IRA:

1. Participant Rollovers are accomplished by contributing part or all of the eligible distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution.

Participant Rollover amounts may be subject to a mandatory 20% federal income tax withholding. Participant Rollovers from another Traditional IRA, as well as Direct Rollovers (see below), are not subject to mandatory withholding. Traditional IRA to Traditional IRA Rollovers are limited to one per distributing plan per 12 month period. However, you may transfer Traditional IRA assets to another Traditional IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2. Direct Rollovers are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are not considered to be eligible for Rollover and include:
     a. distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
     b. required minimum distributions made during or after the year you reach age 70 1/2;
     c.   any hardship distributions made under the terms of the plan; and
     d. amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Traditional IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Traditional IRA Rollovers to Simple IRAs are allowed). However, you may not roll after-tax contributions from your Traditional IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth IRA, next page.

Ameritas Life Insurance Corp.        -B:3-         Tax Qualified Plan Disclosure

SEP IRA
-------
A SEP Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any. SEP IRAs have specific eligibility and contribution limits (as described in IRS Form 5305-SEP); otherwise SEP IRAs generally follow the same rules as Traditional IRAs.

SIMPLE IRA
----------
SIMPLE IRAs operate in connection with a SIMPLE Plan maintained by an eligible employer. Each participating employee has a SIMPLE IRA to receive contributions under the plan. SIMPLE IRAs have specific rules regarding eligibility, contribution, and tax-withdrawal penalties (as described in IRS Form 5304-SIMPLE); otherwise, SIMPLE IRAs generally follow the same rules as Traditional IRAs.

ROTH IRA
--------
Eligibility
You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below. Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth
IRA), out of your compensation or earned income for any year. Unlike Traditional IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

Limit on Annual Contributions
You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below. The Annual Contribution Limit is $5,000 for 2012. If you are age 50 or older, the Annual Contribution Limits are increased by $1,000, so long as your earned income or compensation is greater than the Annual Contribution Limit. The Annual Contribution Limits are required to be increased by the IRS to reflect increases in inflation.

If each spouse earns at least the Annual Contribution Limit, each may make the maximum contribution to his or her Roth IRA, subject to the limitations discussed below. However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA. The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution Limit is the maximum that can be contributed to all IRAs (Roth and Traditional) by an individual in a year. The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Traditional IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI. You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $110,000. Your ability to contribute to your Roth IRA is phased out at $125,000. You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $173,000. Your ability to contribute to your Roth IRA is phased out at $183,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return. A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductibility of Contributions
Unlike a Traditional IRA, contributions to your Roth IRA are not deductible.

Excess Contributions
If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax. The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:
o You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.
o If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year. This is allowed to the extent you under-contribute in the later year. The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Tax on Withdrawals From Your Roth IRA
You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free. Withdrawal of amounts considered earnings or growth will also be tax-free if the following requirements are met: the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59 1/2, due to your death or disability, or for qualified first-time homebuyer expenses.

Ameritas Life Insurance Corp.        -B:4-         Tax Qualified Plan Disclosure

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply. A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

Required Payments From Your Roth IRA
Unlike a Traditional IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Policy value will continue to be distributed to your designated beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Policy is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule"). Your designated beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death. Otherwise, the entire benefit must be paid under the five-year payout rule.

If the designated beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

Rollovers and Conversions
You may roll over any amount from an existing Roth IRA to another Roth IRA. Under certain circumstances, you may also convert an existing Traditional IRA to a Roth IRA. You can roll over distributions from a Traditional IRA to a Roth IRA if you convert such amounts within 60 days after distribution. Note that rollover contributions to a Roth IRA are included in taxable income and may result in additional tax. There may be additional income tax consequences upon a conversion. Consult your financial adviser to determine other considerations when converting a Traditional IRA to a Roth IRA.

Recharacterization
You may correct an IRA conversion by recharacterizing your conversion. For example, you may have converted from a Traditional IRA to a Roth IRA and decide later you do not want to make the conversion. You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA. Once the transfer is made, the election is irrevocable. Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA. If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first. Consult your tax adviser before recharacterizing a contribution.

GENERAL INFORMATION AND RESTRICTIONS FOR ALL IRAS
-------------------------------------------------

Lump Sum Distribution
If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Traditional IRA or to a Roth IRA, or "qualified distributions" from a Roth
IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

Nontransferability
You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

Nonforfeitability
The value of your IRA belongs to you at all times, without risk of forfeiture.

Loans and Prohibited Transactions
If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Traditional IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction. You may also have to pay the 10% penalty tax. For example, IRAs do not permit loans. You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA and be treated as a distribution. It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions. A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

Financial Disclosure
Contributions to your IRA will be invested in a variable annuity Policy. The variable annuity Policy, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity Policy IRA cannot be guaranteed or projected. The income and expenses of your variable annuity Policy will affect the value of your IRA. Dividends from net income earned are reduced by investment advisory fees and also by certain other costs. For an explanation of these fees and other costs, please refer to your prospectus.

STATUS OF OUR IRA PLAN
----------------------

We may, but are not obligated to, seek IRS approval of your Traditional IRA or Roth IRA form. Approval by the IRS is optional to us as the issuer. Approval by the IRS is to form only and does not represent a determination of the merits of the Traditional IRA or Roth IRA.

Ameritas Life Insurance Corp.        -B:5-         Tax Qualified Plan Disclosure

                                    THANK YOU
for reviewing this prospectus. You should also review the series fund prospectuses for those Subaccount variable investment option underlying portfolios you wish to select.

                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                          Ameritas Life Insurance Corp.
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-402-467-7335
                 Interfund Transfer Request Fax: 1-402-467-7923
                                  ameritas.com

                           REMEMBER, THE CORRECT FORM
is important for us to accurately process your Policy elections and changes. Many can be found in the "on-line services" section of our website. Or, call us at our toll-free number and we will send you the form you need.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

         A Statement of Additional Information, dated      , 2012, contains
other information about the Separate Account and Ameritas Life, plus more details concerning the disclosures in this prospectus.

         For a free copy, access it on the SEC's website (www.sec.gov, select
"Search for Company Filings," select "file number," then type "          "), or
write or call us. Here is the Table of Contents for the Statement of Additional
Information:

                                            Begin on
                                              Page
------------------------------------------ -----------

General Information and History                1
Services

------------------------------------------ -----------

Purchase of Securities Being Offered           2
Underwriter

------------------------------------------ -----------

Calculation of Performance                     3
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Yields
------------------------------------------ -----------

ASSET ALLOCATION PROGRAM                       4
offered through Ameritas Investment Corp.
("AIC")

------------------------------------------ -----------

Other Information                              6
Service Marks and Copyrights
Licensing Agreement
Financial Statements

------------------------------------------ -----------

(C)  2012 Ameritas Life Insurance Corp.

                       Ameritas Life Insurance Corp. Logo

Overture Medley (R)          Last Page               SEC Registration #811-05192

--------------------------------------------------------------------------------
Statement of Additional Information:       , 2012
to accompany Policy Prospectuses dated     , 2012

                                            [Ameritas Life Insurance Corp. Logo]

VARIABLE ANNUITY POLICIES
offered through
AMERITAS VARIABLE SEPARATE ACCOUNT VA-2
--------------------------------------------------------------------------------
         TABLE OF CONTENTS                   Page


GENERAL INFORMATION AND HISTORY                 1
SERVICES

PURCHASE OF SECURITIES BEING                    2
     OFFERED
UNDERWRITER

CALCULATION OF PERFORMANCE                      3
    STANDARDIZED PERFORMANCE
      REPORTING
    NON-STANDARDIZED PERFORMANCE
      REPORTING
    YIELDS

ASSET ALLOCATION PROGRAM                        4
offered through
AMERITAS INVESTMENT CORP. ("AIC")

OTHER INFORMATION                               6
SERVICE MARKS AND COPYRIGHTS
LICENSING AGREEMENT
FINANCIAL STATEMENTS

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Policy prospectus and should be read in conjunction with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by sending an email to us through our website at ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.

                         GENERAL INFORMATION AND HISTORY

Ameritas Variable Separate Account VA-2 is a separate investment account of Ameritas Life Insurance Corp. ("we," "us," "our," "Ameritas Life"). We are engaged in the business of issuing life insurance and annuities, group dental, eye care and hearing care insurance, retirement plans and 401(k) plans throughout the United States (except in New York). We are a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company. AHC is wholly owned by Ameritas Mutual Holding Company ("Ameritas")(UNIFI(R) Mutual Holding Company ("UNIFI(R)") prior to May 2, 2012), a Nebraska mutual insurance holding company. The Ameritas companies are a diversified family of financial services businesses. For a complete list of the Ameritas companies and their products and services, visit the Ameritas website at ameritas.com. Each Ameritas company is solely responsible for its own financial condition and contractual obligations.

Ameritas Life maintains and services Policies described in this Statement of Additional Information and in the prospectus, in accordance with their terms.

                                    SERVICES

The balance sheets - statutory basis of Ameritas Life Insurance Corp., a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of UNIFI Mutual Holding Company, as of December 31, 2011 and 2010 and the related summary of operations and changes in capital and surplus - statutory basis and statements of cash flows - statutory basis for each of the three years
in the period ended December 31, 2011, have been audited by     , independent
auditors, as stated in their report appearing herein and the statements of net assets of each of the subaccounts of Ameritas Variable Separate Account VA-2 as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in
the five years then ended, have been audited by     , independent registered
public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal
business address of     is     .

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI: 1

Our financial statements are part of this SAI. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Affiliates of Ameritas Life provide administrative services to Ameritas Life relating to policies offered by its separate accounts, including Ameritas Variable Separate Account VA-2 (the "Registrant"). For 2009 and 2010, these services were provided under the UNIFI(R) companies' General Administrative Services Agreement dated January 1, 2006 (the "original Agreement"). Under the terms of the original Agreement, certain affiliates provided management, administrative, information technology, actuarial, and other services to Ameritas Life. On January 1, 2011, the original Agreement was replaced with an Amended and Restated General Administrative Services Agreement (the "current Agreement"), under which all administrative services relating to policies offered by the Ameritas Life separate accounts were provided directly by Ameritas Life. Therefore, Ameritas Life made no payments for administrative services provided by affiliated companies in 2011, and no amounts are reported for 2011 in the chart below. Neither the original Agreement nor the current Agreement is an agreement of or an expense to the Registrant. For the services provided to Ameritas Life for Ameritas Life commissioned variable annuities, Ameritas Life paid the following amounts to the listed affiliates in the last three years:

                                                              --------------- ---------------- ----------------
AFFILIATE: *                                      YEAR:             2009            2010             2011
------------------------------------------------------------- --------------- ---------------- ----------------
The Union Central Life Insurance Company                          $5,091,384     $4,462,152               $0
------------------------------------------------------------- --------------- ---------------- ----------------
Acacia Life Insurance Company                                       $340,390       $221,107               $0
------------------------------------------------------------- --------------- ---------------- ----------------
* Each affiliate listed became a wholly owned subsidiary of Ameritas Life in 2009.

Ameritas Life entered into a Service Agreement dated May 1, 2010, with its affiliate, Summit Investment Advisors, Inc. ("Summit"), for purpose of Summit developing and providing ongoing evaluation and other services for the Asset Allocation Program available for the Policies. For services Summit performed under this agreement for Ameritas Variable Separate Account VA-2, Ameritas Life paid Summit $58,553.60 in the year ended December 31, 2010, and $91,922.14 in the year ended December 31, 2011.

All matters of state and federal law pertaining to the Policies have been reviewed by the Ameritas Life internal legal staff.

                      PURCHASE OF SECURITIES BEING OFFERED

Overture Medley (R) is a flexible premium variable deferred annuity policy. Overture Medley (R) Policies are sold by licensed insurance agents in states where the Policies may lawfully be sold. The agents who sell the Policies are registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 ("1934 Act") and members of the Financial Industry Regulatory Authority ("FINRA"). Overture Annuity single premium variable annuity policies and Overture Annuity II, Overture Annuity III, Overture Annuity III-Plus, Overture Acclaim!, and Overture Accent! flexible premium variable deferred annuity policies are no longer offered for sale. The agents that service the Policies also are registered representatives of broker-dealers that are registered under the 1934 Act and members of FINRA.

                                   UNDERWRITER

The Overture Medley(R) Policy is offered continuously and is distributed by Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510. AIC also served as the underwriter and distributor for the other Policies in the Separate Account, listed above. AIC is a majority-owned subsidiary of ours. AIC enters into contracts with various broker-dealers ("Distributors") to distribute the Policies (amounts for 2011 will be provided by subsequent amendment).

                                                                   ----------------- ---------------- ----------------
                                                           YEAR:          2009             2010             2011
-----------------------------------------------------------------  ----------------- ---------------- ----------------
Variable annuity commissions the Depositor paid to AIC that           $7,835,237        $9,534,242       $10,841,929
were paid to other broker-dealers and representatives (not kept by AIC).
-----------------------------------------------------------------  ----------------- ---------------- ----------------
Variable annuity commissions earned and kept by AIC.                     $36,508              $424           $22,807
-----------------------------------------------------------------  ----------------- ---------------- ----------------
Fees the Depositor paid to AIC for variable annuity Principal           $195,729          $256,379          $141,246
Underwriter services.
-----------------------------------------------------------------  ----------------- ---------------- ----------------

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI: 2

                           CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via Internet and periodic printed reports. Average annual total return quotations on our Internet website are current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

Standardized Performance Reporting
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee and administrative expense charge and the current annual Policy Fee. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

Non-Standardized Performance Reporting
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented in Standardized Performance Reporting; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Yields
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period.
The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:
                           YIELD=2[(a - b +1)(6) - 1]
                                    -----
                                      cd
Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI: 3

Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period. The yield reflects the base Policy mortality and expense risk fee and administrative expense charge. Net investment income will be determined according to rules established by the SEC. The yield assumes an average Policy size of $30,000, such that no Policy fee is applicable, and also assumes the Policy will continue (since the Policy is intended for long term investment) so does not reflect any withdrawal charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

The Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy Owner's investment in the Money Market Subaccount nor that Subaccount's investment in the Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                            ASSET ALLOCATION PROGRAM
                                 offered through
                       AMERITAS INVESTMENT CORP. ("AIC")

The Service
Ameritas Investment Corp. ("AIC"), a majority owned subsidiary of Ameritas Life, has developed several asset allocation models, each based on different profiles of an investor's willingness to accept investment risk, that are provided exclusively through our Policies as the Asset Allocation Program (the "Program"). AIC periodically (typically annually) evaluates and updates the models. In developing and periodically updating the models, AIC currently relies on the fund-specific model recommendations made by Summit Investment Advisors, Inc. ("Summit"), a registered investment advisor, which, like Ameritas Life, is wholly owned by AHC and ultimately by Ameritas. AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments. Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a multi-step process. First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes. Next, after the

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI: 4
asset class exposures are known, Summit determines how available investment options can be used to implement the asset class level allocations. Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. Summit may also choose passively managed index investment options to optimize returns for a given risk profile. Summit's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles. When selecting investment options, Summit looks for competitive fees, tenured fund management, and total returns that are competitive to their peers. Summit avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates
Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing). AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective. If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

Risks
Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the automatic quarterly rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest. AIC and Summit may be subject to competing interests that have the potential to influence decision making with regard to the models. In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies. Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the Ameritas Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy. The Calvert Funds are advised by Calvert Investment Management, Inc. ("CIM"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit, also an affiliate of ours. CIM and Summit are compensated for administrative, advisory and subadvisory services they provide. Calvert Fund portfolios may or may not be included in the models. We may receive revenue sharing from other portfolios that are available as investment options or distribution fees. AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees. AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. Summit analyzes all our model investment

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI: 5
options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models. In developing these recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves. Neither AIC nor we dictate to Summit the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). Summit may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CIM and Summit. As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement of Additional Information. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. For a complete description of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's website at www.sec.gov, select "Search for Company Filings," then type file number "811-05192" or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 202-551-8090 for details and public hours.)

                          SERVICE MARKS AND COPYRIGHTS

"Ameritas" the bison symbol, and "Overture Medley(R)" are registered service marks of Ameritas Life Insurance Corp. The Policies and Policy prospectuses are copyrighted by Ameritas Life Insurance Corp.

                               LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product. S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                              FINANCIAL STATEMENTS

Our financial statements will be provided by subsequent amendment. They bear only on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

AMERITAS VARIABLE SEPARATE ACCOUNT VA-2      STATEMENT OF ADDITIONAL INFORMATION
                                     SAI:6

PART C

                                OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

         a)   Financial Statements (to be filed by subsequent amendment)

              Subaccounts of Ameritas Variable Separate Account VA-2:
                Report of independent registered public accounting firm. Statements of Net Assets as of December 31, 2011.
                Statements of Operations for the period ended December 31, 2011. Statements of Changes in Net Assets for the periods ended
                  December 31, 2011 and 2010.
                Notes to Financial Statements for the periods ended December 31,
                  2011 and 2010.

             Ameritas Life Insurance Corp.:
                Report of independent auditors.
                Balance Sheets - Statutory Basis as of December 31, 2011 and
                  2010.
                Summary of Operations and Changes in Capital and Surplus -
                  Statutory Basis for each of the three years in the period ended December 31, 2011.
                Statements of Cash Flows - Statutory Basis for each of the three years in the period ended December 31, 2011.
                Notes to Financial Statements - Statutory Basis for the years ended December 31, 2011, 2010, and 2009.

             All schedules of Ameritas Life Insurance Corp. for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Basis Financial Statements and therefore have been omitted.

     There are no financial statements included in Part A or Part C.

             b)  Exhibits

    Exhibit
    Number  Description of Exhibit
    ------- ----------------------
     (1)(a) Resolution of Board of Directors of Ameritas Variable Life Insurance Company Establishing Ameritas Variable Separate Account VA-2 (formerly known as Ameritas Variable Life Insurance Company Separate Account VA-2). (1)
     (1)(b) Resolutions of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Ameritas Variable Life Insurance
            Company Separate Account V, Ameritas Variable Life Insurance
            Company Separate Account VA-2, Ameritas Variable Separate Account VL, and Ameritas Variable Separate Account VA to Ameritas Life Insurance Corp. (2)
     (2)    Custody Agreements. Not applicable.
     (3)(a) Principal Underwriting Agreement.  (3)
     (3)(b) Selling Agreement.  (4)
     (4) Form of Variable Annuity Contract and Riders. (2,5) and Exhibit 4, filed herein.
     (5)    Form of Application for Variable Annuity Contract and riders.
            (5,6)
     (6)(a) Certificate of Incorporation of Ameritas Life Insurance Corp.  (7)
     (6)(b) Bylaws of Ameritas Life Insurance Corp.  (8)
     (7)    Reinsurance Agreements.
                (a)    Ace Tempest 5-1-02  (9)
                (b)    Ace Tempest 1-1-03  (9)
                (c)    AXA 1-1-01  (9)
     (8)    Participation Agreements:
                (a)    AIM Variable Insurance Funds.  (10)
                (b)    The Alger Fund.  (11)
                (c)    American Century Investments.  (10)
                (d)    The Calvert Funds. (9)
                (e)    Dreyfus Investment Portfolios.  (5)
                (f)    DWS Variable Series I and II.  (5)
                (g)    Financial Investors Variable Insurance Trust.  (9)
                (h)    Fidelity Variable Insurance Products Funds. (11)
                (i)    MFS Variable Insurance Trust. (12)
                (j)    Neuberger Berman Advisers Management Trust. (7)
                (k)    PIMCO Variable Insurance Trust (13)
                (l)    T. Rowe Price Equity Series, Inc. (10)
                (m)    Third Avenue Variable Series Trust. (10)
                (n)    The Universal Institutional Funds, Inc.(12)
                General Administrative Services Agreement  (5)
                Amended and Restated General Administrative Services Agreement.
                (14)
                Service Agreement (15)
                Amended and Restated Asset Allocation Investment Advisory Agreement (15)
     (9)    Opinion and Consent of Counsel. Exhibit 9, filed herein.
     (10) Consents of Independent Auditors and Independent Registered Public Accounting Firm. To be filed by subsequent amendment.
     (11)   Omitted Financial Statements. Not applicable.
     (12)   Initial Capital Agreements. Not applicable.
     (13)   Powers of Attorney (9,16).

Footnotes:
----------
1 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account VA-2 Form N-4 initial Registration Statement No. 333-36507, filed on September 26, 1997, EX-99.B1.
2 Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 initial Registration Statement No. 333-142483, filed on May 1, 2007, EX-99.A and EX-99.D.
3 Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 9 to Registration Statement No. 333-142483 submitted to the SEC on October 30, 2009, EX-99.C.
4 Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 1 to Registration Statement No. 333-151913 submitted to the SEC on April 9, 2009, EX.99.C.
5 Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration Statement No. 333-142483, filed on July 23, 2008, EX-99.D,.E,.H4,.H5 and .H8.

6 Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 1 for Registration No. 333-142483, filed on August 17, 2007, EX-99.D and EX-99.E.
7 Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 initial Registration Statement No. 333-05529, filed on June 7, 1996, EX-99.B6A and B8A.
8 Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 Post-Effective Amendment No. 4 for Registration Statement No. 333-05529, filed on February 26, 1999, EX-99.(6)(B).
9 Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed on April 18, 2011, EX-99.G, EX-99.H and EX-99.16
10 Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Registration Statement No. 333-151913, filed on June 25, 2008, EX-99.H1, .H2, .H5, and .H6.
11 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account V Form S-6 Pre-Effective Amendment No. 1 to Registration Statement No. 333-15585, filed on January 17, 1997, EX-99.A8A and .A8B.
12 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account V Form S-6 initial Registration Statement No. 333-15585, filed on November 6, 1996, EX-99.A8C, and .A8D.
13 Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 submitted to the SEC for Ameritas Life Insurance Corp. Separate Account LLVL (File No. 333-151912) on November 12, 2008, EX-99.H.3.
14 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account V Form N-4 Post Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.
15 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account V Form N-6 Post-Effective Amendment No.3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I(1) and 99.I(2).
16 Incorporated by reference to Ameritas Variable Life Insurance Company Separate Account V Form N-4 Post Effective Amendment No. 14 Registration Statement No. 333-142483, filed January 20, 2012, EX-99.I(6).

Item 25.   Directors and Officers of the Depositor

           Name and Principal               Position and Offices
           Business Address*                with Depositor
           ------------------               --------------------
           JoAnn M. Martin                  Director, Chair, President & Chief Executive Officer
           James P. Abel                    Director
           James R. Krieger                 Director
           Francis V. Mastrianna            Director
           Tonn M. Ostergard                Director
           Kim M. Robak                     Director
           Paul C. Schorr, IV               Director
           William W. Lester                Executive Vice President & Corporate Treasurer
           Timmy L. Stonehocker             Executive Vice President
           Robert C. Barth                  Senior Vice President & Chief Financial Officer
           J. Thomas Burkhard               Senior Vice President, Chief Distribution Officer, Individual
           Nancy A. Dalessio                Senior Vice President & Chief Information Officer
           Raymond M. Gilbertson            Vice President, Corporate Compliance
           Arnold D. Henkel                 Senior Vice President, Individual Strategic Alliances
           Cheryl L. Heilman                Senior Vice President, Individual Operations
           Dale D. Johnson                  Senior Vice President and Corporate Actuary
           Robert M. Jurgensmeier           Senior Vice President, Chief Actuary, Individual
           Robert P. Kocher                 Senior Vice President, Business Development
           Robert G. Lange                  Vice President, General Counsel & Assistant Secretary, Individual
           James M. Mikus                   Senior Vice President & Chief Investment Officer
           Lisa A. Mullen                   Senior Vice President, Individual Financial Operations
           Kevin W. O'Toole                 Senior Vice President, Individual Distribution
           Robert-John H. Sands             Senior Vice President & Corporate Secretary
           Janet L. Schmidt                 Senior Vice President, Director of Human Resources
           James D. Schulz                  Senior Vice President, Retirement Plans
           Steven J. Valerius               President, Individual Division
           Kenneth L. VanCleave             President, Group Division
           Paul G. Wesling                  Senior Vice President, Individual DI Product Management
           Susan K. Wilkinson               Senior Vice President, Planning & Risk Management

*      Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 26. Organizations under common control with the depositor include:

Name of Corporation (state where organized)                                     Principal Business
-------------------------------------------                                     ------------------
Ameritas Mutual Holding Company(NE).............................................mutual insurance holding company

    Ameritas Holding Company(NE)................................................stock insurance holding company

        Ameritas Life Insurance Corp.(NE).......................................life/health insurance company
            Acacia Life Insurance Company(DC)...................................life insurance company
                Acacia Federal Savings Bank(DE).................................a federally chartered bank owned by Acacia
                                                                                Life Insurance Company (85.21%) and
                                                                                Ameritas Life Insurance Corp. (14.79%)
                    Acacia Service Corp.(VA)....................................deposit solicitation
                Calvert Investments, Inc.(DE)...................................holding company
                    Calvert Investment Management, Inc.(DE).....................asset management services
                    Calvert Investment Services, Inc.(DE).......................shareholder services
                    Calvert Investment Administrative Services, Inc.(DE)........administrative services
                    Calvert Investment Distributors, Inc.(DE)...................broker-dealer
                Griffin Realty LLC(VA)..........................................real estate investment company
            Ameritas Investment Corp.(NE).......................................a securities broker dealer and investment adviser owned by Ameritas Life Insurance
                                                                                Corp. (80%) and Centralife Annuities
                                                                                Service, Inc. (20%)
            Ameritas Life Insurance Corp. of New York(SM)(NY)...................life insurance company
            BNL Financial Corporation(IA).......................................stock insurance holding company
                Brokers National Life Assurance Company(AR).....................life/health insurance company
            The Union Central Life Insurance Company(NE)........................life insurance company
                PRBA, Inc.(CA)..................................................holding company
                    PRB Administrators, Inc.(DE)................................pension administration services

        Summit Investment Advisors, Inc.(NE)....................................investment adviser
            Ameritas Mortgage Funding, Inc. (NE)................................mortgage loan and servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 27.      Number of Contractowners

As of March 31, 2012, there were 17,902 qualified contracts and 6,841 non-qualified contracts in the Separate Account.

Item 28.      Indemnification

Ameritas Life Insurance Corp.'s By-laws provide as follows:

     "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

     Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liavilit by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      Principal Underwriters

a) Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable annuity contracts issued through Ameritas Variable Separate Account VA-2, as well as Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA, Ameritas Life of NY Separate Account VA, and Carillon Account. AIC also serves as the principal underwriter for variable life insurance policies issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL, Ameritas Life of NY Separate Account VUL, and Carillon Life Account.

b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

     Name and Principal                         Positions and Offices
     Business Address                           With Underwriter
     ----------------                           ----------------
     William W. Lester*                         Director & Chair
     Salene Hitchcock-Gear*                     Director, President & Chief Executive Officer
     Robert C. Barth*                           Director
     Kent M. Campbell**                         Director
     Timmy L. Stonehocker*                      Director
     Sara J. Andres*                            Senior Vice President, Chief Compliance &
                                                Risk Management Officer
     Billie B. Beavers***                       Senior Vice President
     Raymond M. Gilbertson*                     Vice President Corporate Compliance
     Bruce D. Lefler***                         Senior Vice President - Public Finance
     Robert-John H. Sands*                      Corporate Secretary

*   Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**  Principal business address: Aviva USA, 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.
*** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

c) Commissions Received by Each Principal Underwriter from the Registrant during the Registrant's Last Fiscal Year:

                     Net Underwriting
 Name of Principal     Discounts and      Compensation on            Brokerage
  Underwriter (1)     Commissions (2)       Redemption (3)        Commissions (4)     Compensation (5)
-----------------    ----------------    -------------------     ----------------     ----------------
 Ameritas Investment    $10,841,929              $0                  $22,807              $141,246
 Corp. ("AIC")

          (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
          (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
          (4) = Sales compensation received by AIC for retail sales.
          (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30.  Location of Separate Account and Records

     The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

     There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 32.  Undertakings

     Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

     Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

     Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

     Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant, Ameritas Variable Separate Account VA-2, has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, duly authorized, in the City of Lincoln, County of Lancaster, State of Nebraska on this 12th day of June, 2012.


                             AMERITAS VARIABLE SEPARATE ACCOUNT VA-2, Registrant

                                        AMERITAS LIFE INSURANCE CORP., Depositor

                                            By:         JoAnn M. Martin *
                                                 -------------------------------
                                                       Chair of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 12, 2012.

  SIGNATURE                 TITLE
  ---------                 -----
  JoAnn M. Martin *         Director, Chair, President & Chief Executive Officer
  James P. Abel *           Director
  James R. Krieger *        Director
  Francis V. Mastrianna **  Director
  Tonn M. Ostergard *       Director
  Kim M. Robak *            Director
  Paul C. Schorr, IV *      Director
  William W. Lester *       Executive Vice President & Corporate Treasurer
  Timmy L. Stonehocker *    Executive Vice President
  Robert C. Barth *         Senior Vice President, & Chief Financial Officer
  Robert-John H. Sands *    Senior Vice President & Corporate Secretary
  Steven J. Valerius *      President, Individual Division

  /s/Robert G. Lange
  ------------------
  Robert G. Lange          Vice President, General Counsel & Assistant
                           Secretary, Individual

* Signed by Robert G. Lange under Powers of Attorney executed effective as of February 25, 2011.
** Signed by Robert G. Lange under Power of Attorney executed effective as of October 24, 2011.

                                  Exhibit Index

Exhibit

         4      GLWB2 Rider

         9      Opinion and Consent of Counsel